Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Global Traffic Network, Inc.

at

$14.00 Net Per Share

by

GTCR Gridlock Acquisition Sub, Inc.

an indirect wholly-owned subsidiary of

GTCR Gridlock Holdings (Cayman), L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2011 (the “Merger Agreement”), by and among GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), GTCR Gridlock Holdings, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“U.S. Parent”), GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of U.S. Parent (the “Purchaser”), and Global Traffic Network, Inc., a Nevada corporation (“Global”).

A special committee comprised exclusively of independent and disinterested directors of Global has unanimously determined that the Offer and the Merger (each as defined herein) are fair to and in the best interests of Global and Global’s unaffiliated shareholders, and recommended that the board of directors of Global declare the advisability of, approve and adopt, and authorize the execution and delivery of, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Global’s board of directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of Global and Global’s shareholders (including the unaffiliated shareholders) and recommended that holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is subject to a condition that there be validly tendered in the Offer and not properly withdrawn before the expiration of the Offer (A) a number of shares of Global’s common stock, par value $.001 per share (collectively, the “Shares”), that, together with the Shares owned by William L. Yde III, the Chairman, Chief Executive Officer and President of Global, that are subject to the Contribution, Non-Tender and Support Agreement to which Mr. Yde is a party with Parent (the “Covered Shares”) and the number of Shares then owned by Parent or any of its wholly-owned subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned subsidiaries, including the Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis, and (B) a number of Shares which represents at least a majority of the Shares then issued and outstanding, excluding from such calculation (x) the Covered Shares, (y) Shares owned by any executive officer of Global, and (z) Shares owned by Parent or any of its subsidiaries (the “Majority of the Minority Condition” and together with clause (A), the “Minimum Condition”). The Minimum Condition, including the Majority of the Minority Condition, is not waivable by the Purchaser or Parent without the prior written approval of Global by action of Global’s board of directors upon the recommendation of Global’s special committee of independent directors. The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the receipt of certain approvals or consents of the Australian Foreign Investment Review Board under Australia’s Foreign Acquisition and Takeovers Act of 1975 and Australia’s Foreign Investment Policy (the “Governmental Approvals Condition”), and (ii) no material adverse effect on Global having occurred since August 2, 2011. See “The Offer — Section 11. Conditions of the Offer.”

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

August 9, 2011

IMPORTANT

Shareholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the shareholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in “The Offer — Section 3. Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Wells Fargo Bank, N.A., the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in “The Offer — Section 3. Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through book-entry transfer, is at the election and risk of the tendering shareholder.

i

SUMMARY TERM SHEET	1

INTRODUCTION	10

SPECIAL FACTORS	14

1. Background of the Offer; Past Contacts, Negotiations and Transactions	14

2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger	16

3. Recommendation by Global’s Board of Directors and the Special Committee	18

4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger	19

5. Effects of the Offer	22

6. Summary of the Merger Agreement and Other Agreements	25

7. Dissenter’s Rights; Rule 13e-3	48

8. Transactions and Arrangements Concerning the Shares	49

9. Certain Relationships between Parent, U.S. Parent or the Purchaser and Global	49

10. Interests of Directors and Executive Officers in the Offer and the Merger	49

THE OFFER	50

1. Terms of the Offer	50

2. Acceptance for Payment and Payment for Shares	53

3. Procedure for Tendering Shares	54

4. Withdrawal Rights	57

5. Certain Material U.S. Federal Income Tax Consequences	58

6. Price Range of the Shares; Dividends on the Shares	61

7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations	61

8. Certain Information Concerning Global	63

9. Certain Information Concerning Parent, U.S. Parent and the Purchaser	67

10. Source and Amount of Funds	69

11. Conditions of the Offer	69

12. Certain Legal Matters	71

13. Fees and Expenses	73

14. Legal Proceedings	73

15. Miscellaneous	73

SCHEDULE I

ii

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. (the “Shares”).

Price Offered Per Share:	$14.00 net to you in cash, without interest and less any applicable withholding tax

Scheduled Expiration of Offer:	5:00 p.m., New York City time, on Friday, September 16, 2011, unless extended

The Purchaser:	GTCR Gridlock Acquisition Sub, Inc., an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P.

Company Recommendation:	A special committee comprised exclusively of independent and disinterested directors of Global has unanimously determined that the Offer and the Merger (each as defined herein) are fair to and in the best interests of Global and Global’s unaffiliated shareholders, and recommended that the board of directors of Global declare the advisability of, approve and adopt, and authorize the execution and delivery of, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Global’s board of directors has unanimously determined that the Offer and the Merger are fair to and in the interests of Global and Global’s shareholders (including the unaffiliated shareholders) and recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

The following are some of the questions you, as a shareholder of Global, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser and Parent.

Who is offering to buy my Shares?

Our name is GTCR Gridlock Acquisition Sub, Inc. We are a Nevada corporation and a wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation (which we refer to as “U.S. Parent”), which is a wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (which we refer to as “Parent”). We were formed for the purpose of acquiring all of the issued and outstanding Shares. The Purchaser, U.S. Parent and Parent are indirectly controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company. See the “Introduction” to this Offer to Purchase and “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, of Global. See the “Introduction” to this Offer to Purchase and “The Offer — Section 1. Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $14.00, net to you in cash, without interest and less any applicable withholding tax, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of Global think of the Offer?

Global’s board of directors established a special committee comprised exclusively of independent and disinterested directors to, among other things, review, evaluate, consider and negotiate the terms of the Offer and the Merger, and the other transactions contemplated by the Merger Agreement. At a meeting held on August 2, 2011, the special committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to and in the best interests of Global and Global’s unaffiliated shareholders and recommended that Global’s board of directors declare the advisability of, approve and adopt, and authorize the execution and delivery of the Merger Agreement and the transactions contemplated thereby. Based on the recommendation of the special committee, on August 2, 2011, the board of directors of Global, by a unanimous vote:

•

Determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to and in the best interests of Global and Global’s shareholders (including the unaffiliated shareholders);

•	Approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby;

•	Authorized and approved the Top-Up Option and the issuance of newly issued Shares pursuant to the exercise of the Top-Up Option; and

•	Recommended that you accept the Offer, tender your Shares to the Purchaser in the Offer and approve the Merger Agreement and the Merger, if such approval is required by applicable law.

We refer to the recommendation of the board of directors of Global as the “Company Board Recommendation”.

See the “Introduction” to this Offer to Purchase and “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee.”

What is your position as to the fairness of the Offer and the Merger?

We believe that the transaction is fair to Global’s unaffiliated shareholders based on the factors set forth under “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger.”

Do you have interests in the Offer that are different from my interests as a shareholder of Global?

Yes. Our interests in the Offer and the Merger are different from those of shareholders being asked to sell their Shares. If you sell your Shares in the Offer or your Shares are converted in the second step Merger, you will receive $14.00 per Share, net to you in cash, without interest and less any applicable withholding tax, and you will cease to have any interest in Global. You will not have the opportunity to participate in the future earnings or growth of Global. We will benefit from any future increase in the value of Global, but we will also bear the burden of any future decrease in the value of Global. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger.”

Is this the first step in a going-private transaction?

Yes. The purpose of the Offer is to acquire as many shares of Global common stock as possible in the Offer, as a first step in acquiring all of the shares of common stock of Global in the Merger. If the Offer is successful, at the closing of the Merger, shares of Global common stock will no longer be publicly owned and will cease to be listed on the NASDAQ Global Market and, in the event that there are no other registered securities of Global, or contractual arrangements that would require Global to continue to make filings with the Securities and Exchange Commission, Global may cease to make filings with the SEC and to comply with the SEC’s rules relating to public companies. See “Special Factors — Section 5. Effects of the Offer” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Have any Global executive officers or directors agreed to or been offered the opportunity to invest in Parent in connection with the Offer and the Merger?

Yes. William L. Yde III, the Chairman, Chief Executive Officer and President of Global, has entered into a Contribution, Non-Tender and Support Agreement with Parent, pursuant to which Mr. Yde has agreed to become a limited partner of Parent and to contribute 535,715 Shares to Parent. The number of Shares to by contributed by Mr. Yde represents approximately 2.8% of the total outstanding Shares. Mr. Yde’s contribution of Shares to Parent is subject to customary terms and conditions and will be completed after the Purchaser’s acceptance of Shares for payment in the Offer and prior to the completion of the Merger. Other Shares held by Mr. Yde will be converted into the right to receive the Offer Price in cash in the Merger. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” for a more detailed summary of the Contribution, Non-Tender and Support Agreement.

Mr. Yde and other members of Global management will also have the opportunity to acquire up to 11.0% (or, in certain circumstances up to 11.5%) of the total common limited partnership interests of Parent. Mr. Yde is expected to acquire at least 5.0% of this total pool of common limited partnership interests. This pool of limited partnership interests is referred to as the “management carry.” The allocation of the remaining management carry among the other members of Global management has not yet been determined and will be agreed to by Mr. Yde and the other limited partners of Parent prior to or after completion of the Merger. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” for a more detailed summary of the management carry.

Have you entered into compensation arrangements between Parent or U.S. Parent and Global’s executive officers or other key employees?

Yes. Parent has entered into a letter agreement with Mr. Yde providing for Mr. Yde’s continued employment as chief executive officer after completion of the Merger on substantially the same terms as Mr. Yde’s existing employment agreement with Global. Such employment agreement will replace Mr. Yde’s existing employment agreement with Global.

In addition, Parent expects to offer new employment arrangements to certain executive officers and key employees of Global. These employment arrangements are subject to negotiation, have not been specifically discussed by Parent with these executive officers or key employees and are expected to provide for compensation materially consistent with the existing arrangements. There can be no assurance that any parties will reach agreement on the terms of such employment arrangements.

See “Special Factors — Section 6. Summary of Merger Agreement and Other Agreements”.

Have any Global executive officers or directors agreed to tender or not to tender Shares into the Offer or otherwise to support the Offer and the Merger?

Mr. Yde has entered into a Contribution, Non-Tender and Support Agreement with Parent, pursuant to which Mr. Yde has agreed not to tender any of his Shares into the Offer, and not to transfer or grant a proxy or power of attorney with respect to his Shares. Mr. Yde has agreed that he will support the Merger, and vote his Shares in favor of the Merger, if a vote is required under applicable law.

There are no other agreements with Global executive officers or directors to tender or not to tender Shares into the Offer or otherwise to support the Merger. However, we have been advised that all of the Global executive officers and directors (other than Mr. Yde) intend to tender all of their Shares into the Offer.

What is the market value of my Shares as of a recent date?

On August 2, 2011, the last trading day before we announced the execution of the Merger Agreement, the closing price of Global’s common stock reported on the NASDAQ Global Market was $11.67 per Share. On August 8, 2011, the last full day before commencement of the Offer, the closing price of Global’s common stock reported on the NASDAQ Global Market was $13.87 per Share. We advise you to obtain a recent quotation for Global’s common stock in deciding whether to tender your Shares. See “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should contact your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. GTCR Fund X/A AIV, L.P., a Cayman Islands exempted limited partnership (“Fund X/A AIV”) has provided a commitment of up to $285,000,000 to Parent and U.S. Parent, which will be sufficient to fund the purchase of all Shares in the Offer and to complete the Restructuring Transactions (as defined herein) and the Merger and pay related transaction fees and expenses. Fund X/A AIV has also agreed to guaranty the performance of all the obligations, covenants and agreements of Parent, U.S. Parent and the Purchaser under the Merger Agreement, in an amount up to $285,000,000. The Offer is not subject to any financing condition. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 10. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for funding sufficient to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See “The Offer — Section 10. Source and Amount of Funds.”

What is the “Majority of the Minority Condition”? What is the “Minimum Condition”?

We are not permitted to purchase any Shares in the Offer unless, at the expiration of the Offer, there has been validly tendered a majority of the Shares then issued and outstanding, excluding from the calculation (x) Shares owned Mr. Yde that are subject to the Contribution, Non-Tender and Support Agreement to which Mr. Yde is a party with Parent (the “Covered Shares”), (y) Shares owned by any executive officer of Global, and (z) Shares owned by Parent or any of its subsidiaries, including the Purchaser. We refer to this condition as the “Majority of the Minority Condition.”

In addition to the Majority of the Minority Condition, we are not permitted to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, together with the Covered Shares and the number of Shares owned by Parent or any of its wholly-owned subsidiaries, including the Purchaser, represents at least a majority of the Shares outstanding on a fully diluted basis. We refer to this condition, together with the Majority of the Minority Condition, as the “Minimum Condition.”

The Minimum Condition, including the Majority of the Minority Condition, cannot be waived by the Purchaser or Parent without the approval of the board of directors of Global upon the recommendation of Global’s special committee of independent directors.

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer unless, among other things:

•

we have obtained the approval of the Australian Foreign Investment Review Board under Australia’s Foreign Acquisitions and Takeovers Act of 1975 and Australia’s Foreign Investment Policy (which we refer to as the “Governmental Approvals Condition”) and any waiting period (or extension thereof) or mandated filing has lapsed;

•

there are no lawsuits, actions or proceedings pending by any governmental entity seeking to, among other things, challenge or delay the purchase of Shares in the Offer, the Top-Up Option or the Merger, restrain, or prohibit the ownership or operation of all or a material portion of the business or assets of Parent, Global or their subsidiaries, or prohibit, restrain or impose material limitations on the ability of Parent, U.S. Parent or the Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer, the Top-Up Option or the Merger;

•

there are no laws, regulations or orders by or on behalf of a governmental entity or court that would challenge or delay the purchase of Shares in the Offer, the Top-Up Option or the Merger, restrain, or prohibit the ownership or operation of all or a material portion of the business or assets of Parent, Global or their subsidiaries, prohibit, restrain or impose material limitations on the ability of Parent, U.S. Parent or the Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer, the Top-Up Option or the Merger, have the effect of making the Offer, the exercise of the Top-Up Option or the Merger illegal, or require a review or waiting period;

•

the representations and warranties of Global in the Merger Agreement are true and correct except as would not have a material adverse effect on Global, or in some cases in all material respects, as of the date of the Merger Agreement and the expiration of the Offer;

•	the material covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects or waived;

•

no facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to Global, Parent or the Purchaser, or the worsening of any of the foregoing which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Global and its subsidiaries taken as a whole; and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to certain other conditions. See “The Offer — Section 11. Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration of the Offer, you will have until 5:00 p.m., New York City time, on Friday, September 16, 2011, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 3. Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on or prior to September 16, 2011, any of the conditions to the Offer have not been satisfied or waived, we have agreed to extend the Offer to permit the satisfaction of the conditions. However, we are not required to extend the Offer beyond November 15, 2011 unless all the conditions to the Offer have been satisfied or waived on such date other than the Minimum Condition and the Governmental Approvals Condition. In that case, we have agreed to extend the Offer until no later than December 31, 2011. Additionally, Global is permitted under the Merger Agreement to solicit alternative proposals from third parties for a period expiring on September 13, 2011. If Global notifies Parent that, on or before September 13, 2011, Global has received a competing proposal that the Global board of directors determines in good faith, upon the recommendation of Global’s special committee, would reasonably be expected to be superior to the Offer, we have agreed to extend the Offer until 5:00 p.m. on the earlier of October 3, 2011 and the business day immediately after the competing proposal expires or is terminated. If any conditions to the Offer have not been satisfied or waived as of October 3, 2011, we are not required to extend the Offer, but are permitted to do so, if Global’s board of directors received a competing proposal during the solicitation period and by October 3, 2011 has not rejected the competing proposal and publicly reconfirmed the recommendation of the Offer and the Merger. See “The Offer — Section 1. Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

We may, in our discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, following our acceptance for payment of Shares in the Offer. The subsequent offering period (and any extension thereof) may be between three and 20 business days in the aggregate.

Although we reserve our right to provide a subsequent offering period, we do not currently intend to provide a subsequent offering period. During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $14.00 per Share, net to you in cash, without interest and, less any applicable withholding tax. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 1. Terms of the Offer.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform Wells Fargo Bank, N.A., the depositary for the Offer, and notify Global shareholders by making a public announcement of an extension or a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was then scheduled to expire. See “The Offer — Section 1. Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Wells Fargo Bank, N.A., the depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your broker or other nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See “The Offer — Section 3. Procedure for Tendering Shares.”

Can holders of vested stock options participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. Under the Merger Agreement, stock options that are outstanding at the completion of the Merger will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding tax, equal to the Offer Price, less the exercise price per Share under the stock option, multiplied by the number of Shares subject to the stock option. Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. See “The Offer — Section 3. Procedure for Tendering Shares.”

What if I have unvested stock options or restricted stock?

Stock options and unvested shares of restricted stock may not be tendered in the Offer. Immediately prior to the Merger, each unvested and unexpired option will vest. In the Merger, all outstanding stock options (whether or not vested prior to the Merger) will be cancelled and the holder of each stock option will be entitled to receive an amount in cash, without interest and subject to any applicable withholding tax, equal to the Offer Price, less the exercise price per Share under the stock option, multiplied by the number of Shares subject to the stock option. Each unvested share of restricted stock will vest immediately prior to the Merger and will be converted in the Merger into the right to receive an amount in cash equal to the same $14.00 per Share price that will be paid for all other Shares converted in the Merger. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Merger Agreement — Treatment of Options” and “— Treatment of Restricted Stock.”

How do I withdraw previously tendered Shares?

If you have tendered Shares and later decide to withdraw them, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to Wells Fargo Bank, N.A., the depositary for the Offer, while you still have the right to withdraw the Shares. See “The Offer — Section 4. Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. This right to withdraw will not apply to any subsequent offering period. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 4. Withdrawal Rights.”

If the Offer is completed, will Global continue as a public company?

We do not intend to delist the Shares from the NASDAQ Global Market or to terminate the registration of Shares under the Exchange Act prior to the completion of the Merger. However, if we purchase all of the Shares tendered in the Offer, there may be so few remaining shareholders and publicly-held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Market or any other market or securities exchange, in which event there may not be an efficient public trading market for the Shares. In addition, Global may be eligible to cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer, Global has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that Global would be exempt from the requirement that Global’s board of directors be comprised of a majority of independent directors and the related rules covering the independence of directors serving on the Compensation Committee and the Corporate Governance and Nominating Committee of Global’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Global’s board of directors. After completion of the Merger that is expected to follow the Offer, U.S. Parent will own all of the outstanding capital stock of Global, and Global’s common stock will no longer be publicly owned.

See “Special Factors — Section 5. Effects of the Offer” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

What are the Restructuring Transactions and how will they affect Global’s shareholders?

Pursuant to the Merger Agreement, subsequent to the Purchaser’s acceptance of Shares for payment in the Offer and prior to the completion of the Merger, Global has agreed to undertake certain restructuring transactions that are designed to enhance the business and internal organizational efficiency of Global. These transactions may include the sale of certain subsidiaries of Global to affiliates of Parent and intercompany dividends and contributions. These transactions are not a condition to the Offer and will be completed following the acceptance of Shares for payment in the Offer. Therefore, the restructuring transactions will have no effect on Global’s shareholders.

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge the Purchaser with and into Global, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Global’s articles of incorporation and bylaws. Global will be the surviving corporation in the Merger and will become an indirect wholly-owned subsidiary of Parent. In the Merger, Global shareholders who did not tender their Shares will receive the Offer Price per share in cash in exchange for their Shares in the Merger, without interest and less any applicable withholding tax. We have agreed that we will vote all Shares owned by us (including Shares acquired pursuant to the Offer) in favor of the Merger if a meeting is called by Global to vote on the Merger. If the Purchaser acquires at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the top-up option or through other means, such as open market purchases, we expect to effect the Merger without convening a meeting of the Global shareholders.

What is the top-up option and when could it be exercised?

If we do not acquire at least 90% of the outstanding Shares in the Offer, we have the option to directly purchase from Global additional Shares sufficient to cause the Purchaser to own more than 90% of the outstanding Shares, taking into account those Shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the Merger without convening a meeting of Global’s shareholders under the “short form” merger provisions of Nevada law. We expect to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, if we complete the Offer but acquire less than 90% of the outstanding Shares in the Offer. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” for a more detailed description of the top-up option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer and your shares will be cancelled. If the Shares remain listed or authorized for listing on the NASDAQ Global Market through the effective time of the Merger, then Global shareholders will not be entitled to dissenter’s rights under Nevada law with respect to the Merger. Parent and the Purchaser do not intend to delist the Shares from the NASDAQ Global Market or to terminate the registration of the Shares under the Exchange Act prior to the completion of the Merger. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that, if you tender your Shares in the Offer, you will be paid earlier. However, if the Merger does not close immediately after the Offer closes, the number of shareholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares or, if the Shares no longer meet the guidelines for continued listing on the

NASDAQ Global Market as a result of the purchase of Shares in the Offer, the quotation for the Shares on the NASDAQ Global Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Global may also be eligible to cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

After completion of the Offer, Global has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that Global would be exempt from the requirement that Global’s board of directors be comprised of a majority of independent directors and the related rules covering the independence of directors serving on the Compensation Committee and the Governance and Nominating Committee of Global’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Global’s board of directors. Following the closing of the Offer, Global has agreed to appoint our designees as directors. The number of directors that we have the right to appoint is proportionate to the percentage of the outstanding Shares owned by Parent and its wholly-owned subsidiaries, including Shares purchased in the Offer. Until the completion of the Merger, Global’s board of directors will include at least three directors who are currently directors of Global and who are independent. See the “Introduction” to this Offer to Purchase, “Special Factors — Section 5. Effects of the Offer”, “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Merger Agreement — Global’s Board of Directors” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulation.”

Who can I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Global Traffic Network, Inc. Common Stock:

INTRODUCTION

GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), is making an offer to purchase all issued and outstanding shares of common stock, par value $.001 per share (collectively, the “Shares” and each, a “Share”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at a price of $14.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2011 (the “Merger Agreement”), by and among Parent, U.S. Parent, the Purchaser and Global. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, including, if required, a vote of Global’s shareholders, the Purchaser will be merged with and into Global, with Global surviving as a wholly-owned subsidiary of U.S. Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Parent or any of its wholly-owned subsidiaries, or Global) will be converted into the right to receive the Offer Price in cash, without interest.

A special committee comprised exclusively of independent and disinterested directors of Global has unanimously determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of Global and Global’s unaffiliated shareholders and recommended that the board of directors of Global declare the advisability of, approve and adopt, and authorize the delivery and execution of the Merger Agreement. Global’s board of directors has unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Global and Global’s shareholders (including the unaffiliated shareholders) and recommended that you accept the Offer and tender your Shares in the Offer and adopt the Merger Agreement and approve the Merger, if adoption by Global’s shareholders is required by applicable law.

There is no financing condition to the Offer. The Offer is subject to a condition that there be validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, (A) a number of Shares that, together with the Shares owned by William L. Yde III, the Chairman, Chief Executive Officer and President of Global, that are subject to the Contribution, Non-Tender and Support Agreement (the “Contribution Agreement”) to which Mr. Yde is a party with Parent (the “Covered Shares”) and the number of Shares then owned by Parent or any of its wholly-owned subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned subsidiaries, including the Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis, and (B) a number of Shares which represents at least a majority of the Shares then issued and outstanding, excluding from such calculation (x) the Covered Shares, (y) Shares owned by any executive officer of Global, and (z) Shares owned by Parent or any of its subsidiaries (the “Majority of the Minority Condition” and together with clause (A), the “Minimum Condition”). The Minimum Condition, including the Majority of the Minority Condition, is not waivable by the Purchaser or Parent without the prior written approval of Global by action of Global’s board of directors upon the recommendation of Global’s special committee of independent directors. The Offer is also subject to the satisfaction of other conditions, including (i) the Governmental Approvals Condition (as defined in “The Offer — Section 11. Conditions of the Offer”) having been satisfied, (ii) there being no lawsuits, actions or proceedings by any governmental entity pending and no statute, rule, regulation or order of a governmental entity prohibiting or making illegal the Offer, the Top-Up Option or the Merger, or seeking to, among other things, challenge or delay the purchase of Shares in the Offer, the Top-Up Option or the Merger, prohibit or restrain the ownership or operation of all or a material portion of the business or assets of Parent, U.S. Parent or Global or their subsidiaries, or prohibit, restrain or impose material limitations on the ability of Parent, U.S. Parent or the Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer, the Top-Up Option or the Merger or that would require a review or waiting period by or on behalf of a governmental entity, (iii) the representations and warranties of Global in the Merger Agreement being true and correct except as would not have a material adverse effect on Global (or, in some cases, in all material respects) as of the date of the Merger Agreement and the Expiration Date, (iv) the material covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects or waived, (vi) since August 2, 2011, there being no facts, changes, events, developments or circumstances that have occurred, arisen or come into existence or become known which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Global and its subsidiaries taken as a whole, and (v) satisfaction of certain other conditions as set forth in this Offer to Purchase in “The Offer — Section 11. Conditions of the Offer.”

Global has informed the Purchaser that, as of July 22, 2011, (i) 19,060,350 Shares were issued and outstanding, (ii) 1,173,664 Shares were reserved for issuance under Global’s incentive plans. Based upon the foregoing, as of July 22, 2011, the Minimum Condition would be satisfied if 10,117,008 Shares were validly tendered and not properly withdrawn in the Offer and the Majority of the Minority Condition would be satisfied if 8,792,830 Shares (other than the Covered Shares, Shares owned by executive officers of Global and Shares owned by Parent and any of its subsidiaries) were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Global’s board of directors. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger” and “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements.”

William L. Yde III, the Chairman, Chief Executive Officer and President of Global, has agreed not to tender any of his Shares into the Offer, and not to transfer or grant a proxy or power of attorney with respect to his Shares. Mr. Yde has also agreed that he will become a limited partner of Parent and contribute 535,715 Shares to Parent. The number of Shares to be contributed by Mr. Yde represents approximately 2.8% of the total outstanding Shares, as of July 22, 2011. Mr. Yde’s contribution of Shares to Parent is subject to customary terms and conditions and will be completed after the Purchaser’s acceptance of Shares for payment in the Offer and prior to the completion of the Merger. Other Shares held by Mr. Yde will be converted into the right to receive the Offer Price in the Merger. Mr. Yde owns, in the aggregate, 1,301,747 Shares, which represents approximately 6.8% of the outstanding Shares, as of July 22, 2011. See the “Introduction” to this Offer to Purchase and “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements.”

In addition, Mr. Yde and other members of Global management will also have the opportunity to acquire up to 11.0% (or, in certain circumstances up to 11.5%) of the total common limited partnership interests of Parent. Mr. Yde is expected to acquire at least 5.0% of this total pool of common limited partnership interests. This pool of limited partnership interests is referred to as the “management carry.” The allocation of the remaining management carry among the other members of Global management has not yet been determined and will be agreed to by Mr. Yde and the other limited partners of Parent prior to or after completion of the Merger. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” for a more detailed summary of the management carry.

Parent has entered into a letter agreement with Mr. Yde providing for Mr. Yde’s continued employment as chief executive officer after completion of the Merger on substantially the same terms as Mr. Yde’s existing employment agreement with Global. Such employment agreement will supersede or replace Mr. Yde’s existing employment agreement with Global.

In addition, Parent expects to offer new employment arrangements to certain executive officers and key employees of Global. These employment arrangements are subject to negotiation, have not been specifically discussed by Parent with these executive officers or key employees and are expected to provide for compensation materially consistent with the existing arrangements. There can be no assurances that any parties will reach agreement on the terms of such employment arrangements.

Moelis & Company (“Moelis”), financial advisor to Global, delivered its opinion to Global’s special committee that, as of August 2, 2011 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $14.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders, other than Mr. Yde and Global’s executive management. Moelis provided its opinion for the information and assistance of Global’s special committee in connection with its consideration of the Offer and the Merger. At the request of the special committee, Moelis has authorized Global’s board of directors to rely upon the Moelis opinion. A copy of Moelis’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by Moelis in connection with providing its opinion, is included in, or as an Annex to, Global’s Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to Global shareholders concurrently herewith. The Moelis opinion is not a recommendation as to whether or not any holder of Shares should tender Shares in the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, August 2, 2011. Pursuant to an engagement letter between Global and Moelis, Global has agreed to pay Moelis customary compensation for its services, consisting of a fee paid upon delivery of Moelis’s opinion, and a transaction fee based upon the aggregate consideration payable in the transaction, which transaction fee is contingent upon consummation of the Offer and the Merger.

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. If the Purchaser holds at least 90% of the outstanding Shares after completion of the Offer, including Shares acquired during any “subsequent offering period,” and/or Shares acquired upon exercise of the Top-Up Option, the Purchaser will merge with and into Global under the “short-form” merger provisions of the Nevada Revised Statutes (“NRS”) 92A.180 without prior notice to, or any action by, any other shareholder of Global. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger.” Under the Merger Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of NRS 92A.180, we have the option, subject to limitations, to purchase additional Shares from Global at a price per Share equal to the Offer Price, to cause the Purchaser to own more than 90% of the Shares outstanding, taking into account those Shares issued upon the exercise of the option. We refer to this option as the “Top-Up Option.” The exercise price for the Top-Up Option is to be paid by delivery of an amount in cash equal to the aggregate par value of Shares issued pursuant to the Top-Up Option and the balance paid by a promissory note, bearing simple interest equal to the prime lending rate published in the Wall Street Journal, made by the Purchaser and due and payable on the first anniversary of the execution and delivery of the promissory note. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if the Purchaser acquires at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the “short-form” merger provisions of NRS 92A.180, and shareholders who have not sold their Shares in the Offer will have their Shares converted into the right to receive the Offer Price, without interest. If the Shares remain listed or authorized for listing on the NASDAQ Global Market through the effective time of the Merger, then Global shareholders will not be entitled to dissenter’s rights under Nevada law with respect to the Merger. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger.” The Merger Agreement is described in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under “The Offer — Section 5. Certain Material U. S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. Under the Merger Agreement, stock options that are outstanding at the completion of the Merger will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding tax, equal to the Offer Price, less the exercise price per Share under the stock option, multiplied by the number of Shares subject to the stock option.

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Wells Fargo Bank, N.A., which is acting as the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the “Information Agent”). See “The Offer — Section 13. Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1.	Background of the Offer; Past Contacts, Negotiations and Transactions

In October 2010, Mr. William L. Yde III, the Chairman, Chief Executive Officer and President of Global, spoke at an industry conference in New York attended by representatives of GTCR (for purposes of this Section 1, the term “GTCR” refers collectively to Parent, U.S. Parent, Purchaser and their affiliated entities). After the conference, a representative of GTCR contacted Mr. Yde via email in order to introduce himself and GTCR. Shortly thereafter, the representative of GTCR spoke briefly with Mr. Yde over the telephone to obtain an overview of Global’s business.

On November 29, 2010, Mr. Yde briefly met in person in Chicago, Illinois with several representatives of GTCR. During that meeting, Mr. Yde discussed Global’s business and operations. The GTCR representatives did not receive any non-public information during these discussions.

In early December 2010, a representative of GTCR contacted Mr. Yde to express interest in meeting with Mr. Yde in person to discuss Global’s business and operations.

On December 21, 2010, representatives of GTCR sent an initial due diligence request list to Mr. Yde, which addressed certain information that GTCR requested to receive in the context of the discussion regarding Global’s business and operations.

On January 10, 2011, an affiliate of GTCR entered into a confidentiality agreement with Global pursuant to which GTCR was granted access to material, non-public financial information about Global, subject to the restrictions set forth in the agreement.

On January 10, 2011, Mr. Yde and representatives from GTCR met for dinner in Los Angeles, California and continued their discussions regarding Global and its business. These in-person discussions continued the next day on January 11, 2011.

On January 19, 2011, and over the course of the next several weeks, Mr. Yde, other members of Global’s management and representatives from GTCR had several telephone calls during which they continued their discussions regarding Global’s business and operations, including the financial performance of Global.

Representatives of GTCR traveled to Australia in early March 2011 where they met with Mr. Yde. During this time, GTCR spent two days conducting additional business due diligence on Global. During these discussions, GTCR asked Mr. Yde whether he would be willing to consider maintaining some portion of his equity in the surviving company in the event GTCR were to make a proposal and proceed with a transaction. No specific proposals or terms were discussed. Mr. Yde informed GTCR that in concept he would be willing to discuss continuing an investment in Global, but that it was premature in light of the fact that there was no proposal and no terms to consider. No other parameters of a potential transaction were discussed by the parties at this time.

During the course of the next several weeks, GTCR and its advisors continued to conduct business, financial and accounting due diligence on Global and its business operations.

On April 27, 2011, Global’s executive officers and representatives of GTCR participated in a conference call to address certain legal due diligence items with respect to Global. Over the course of the next several weeks, Global provided additional legal due diligence information to GTCR and its representatives and responded to additional inquiries from GTCR and Latham & Watkins LLP, outside counsel to GTCR (“Latham”), with respect to Global.

On May 30, 2011, representatives of GTCR and Mr. Yde met for dinner in Chicago, Illinois. The next day, Mr. Yde and Scott E. Cody, Chief Operating Officer, Chief Financial Officer and Treasurer of Global, met in person with representatives of GTCR to further discuss Global’s business and operations. Representatives of GTCR advised Mr. Yde that they expected to deliver a preliminary non-binding indication of interest with respect to a potential acquisition of Global in the next week.

On June 6, 2011, GTCR provided a letter to the Global board of directors setting forth GTCR’s preliminary non-binding indication of interest in acquiring all of the issued and outstanding Shares at $13.10 per Share in cash. The letter detailed certain additional terms of GTCR’s proposal, including that GTCR’s offer would not be subject to a financing condition, that a GTCR affiliate would “backstop” the entire purchase price and that any proposed merger agreement would contain a “customary go shop” provision. In addition, GTCR requested that Global grant exclusivity to GTCR for a minimum seven-day period. GTCR’s request for exclusivity was not granted and GTCR did not renew its request.

Global has advised us that, on June 7, 2011, Global’s board of directors formed Global’s special committee of independent and disinterested directors to consider and take actions with respect to GTCR’s proposal. The special committee subsequently engaged Milbank, Tweed, Hadley & McCloy (“Milbank”) as special counsel to the committee and Moelis as financial advisor to the committee.

On June 21, 2011, Moelis informed representatives of GTCR that the initial proposed offer price of $13.10 per Share in cash was inadequate from the special committee’s standpoint and communicated that, in the event that GTCR were to make an additional proposal, the special committee would only be willing to proceed under GTCR’s proposed “go-shop” provisions, as compared to completing a pre-signing market check, in the event that the terms of the “go-shop” provisions provided a sufficiently long period and sufficiently low termination fees so as to conduct a reasonable, thorough and fair post-signing market check.

On June 22, 2011, GTCR delivered a revised proposal to the special committee, which included an increase in the offer price to $13.50 per Share in cash. The revised proposal also outlined material provisions GTCR would require in a merger agreement, including: (i) a sole recourse reverse termination fee equal to 4.75% of equity value, (ii) a 45-day “go-shop” period, (iii) a two-tier termination fee (1% of equity value plus unlimited expenses if terminated during the “go-shop” period; 3.75% of equity value plus unlimited expenses if terminated otherwise), and (iv) “match” rights of four calendar days.

On June 27, 2011, representatives of Moelis held a call with representatives of GTCR to further discuss GTCR’s revised offer letter, dated June 22, 2011, and the special committee’s initial reactions to the revised offer letter. GTCR informed Moelis that GTCR would eliminate the reverse termination fee and provide a full guarantee of the purchase price by a creditworthy affiliated fund.

On June 30, 2011, representatives of Moelis contacted GTCR to discuss in further detail the $13.50 valuation proposed by GTCR and to communicate the special committee’s position that it would consider a transaction in the range of $15.00 per Share, assuming it was satisfied with the other terms of the proposal. The next day, a representative of GTCR contacted Moelis and indicated that GTCR would not move forward at any valuation in the range of $15.00 per Share.

On July 7, 2011, representatives of GTCR contacted Moelis to inform them that GTCR was willing to increase its offer price to $14.00 per Share, and that GTCR was not prepared to move forward at any higher price.

On July 13, 2011, representatives of Moelis relayed to GTCR that the special committee had determined that, subject to successfully negotiating acceptable provisions in definitive documentation, the special committee would be willing to continue discussions with GTCR. At GTCR’s request, representatives of Latham then distributed a draft of the merger agreement so that the special committee could review and consider GTCR’s proposal in its entirety to determine whether discussions with respect to a transaction should continue to be pursued.

On July 19, 2011, representatives of Milbank and Latham held discussions regarding the draft merger agreement. Milbank informed Latham that in order to continue discussions, the special committee needed to have sufficient clarity that it could achieve acceptable resolution of certain material issues and that the discussions should center on these terms initially since any discussion of other more detailed terms was not useful unless there was an acceptable resolution of these terms.

In response to questions from Milbank, Latham informed Milbank that GTCR’s then-current expectation was that Mr. Yde would not tender his Shares in the tender offer and that a portion of these Shares would be contributed to Parent in exchange for an equity interest in Parent. Representatives of Latham also indicated that GTCR had not had specific discussions with Mr. Yde about these matters, and would not initiate discussions until authorized to do so by the special committee.

From July 21 to July 28, 2011, representatives of Milbank and Latham continued to negotiate the key open terms to the merger agreement. The remaining material open issues related to (i) the conditions to the tender offer, including the exact calculation required by the “majority of the minority” condition and whether the completion of the Restructuring Transactions (as defined herein) would be included as a condition to the tender offer, (ii) the size of the termination fees and the circumstances under which such fees were payable, and (iii) the mechanics surrounding the “go-shop” provision.

From July 29 through July 31, 2011, representatives of Milbank and Latham continued to negotiate and exchange drafts of the merger agreement and the other transaction documents. During this time period, with the consent of the special committee, after receiving authorization from representatives of Milbank, representatives of GTCR and Latham initiated preliminary discussions with Mr. Yde and his outside counsel, Pryor Cashman, LLP, regarding indicative terms proposed by GTCR with respect to Mr. Yde’s post closing equity interest and employment. Mr. Yde met with representatives of GTCR in Chicago, Illinois on July 31, 2011 and indicated that he was not prepared to proceed on the basis of the indicative terms proposed by GTCR at that time. The GTCR representatives indicated that they would consider whether to revise the terms of their proposal.

Late August 1, 2001 and carrying on through August 2, 2011, representatives of Milbank and Latham continued to negotiate the open items of the merger agreement. Concurrently, Mr. Yde and his counsel continued to negotiate with representatives of Latham and GTCR on the terms of the contribution agreement and related employment arrangements proposed by GTCR.

Shortly thereafter, the parties entered into the Merger Agreement and the other transaction documents. In addition, Mr. Yde and GTCR entered into the Contribution Agreement and the letter agreement regarding employment arrangements. The transaction was announced via press release issued by Global prior to the market opening on August 3, 2011.

2.	Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger

Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Global. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for shareholders to receive the transaction consideration and for the Purchaser to complete the acquisition of Global. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Offer is completed, in accordance with the terms of the Merger Agreement, Parent will, as promptly as practicable, upon completion of the Offer, cause the Merger to be effected, pursuant to which each then outstanding Share (other than Shares already owned by Parent or its wholly owned subsidiaries) would be converted into and represent the right to receive, as merger consideration, the Offer Price in cash, without interest and less any applicable withholding tax. The cash consideration to be paid in the Merger would be the same as paid in the Offer. Upon completion of the Merger, Parent would own 100% of the Shares and will be entitled to all of the benefits resulting from ownership of those Shares.

The Purchaser Group, comprised of the Purchaser, U.S. Parent, Parent and certain investment vehicles affiliated with Parent (as described in more detail in “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and which we refer to as the “Purchaser Group”), believes that Global will benefit from operating as a privately held entity. As a privately held entity, Global will have the flexibility to focus on continuing improvements to its business, including pursuing strategic transactions and acquisitions, without the constraints and distractions caused by the public equity market’s valuation of Global and the focus on the quarter-to-quarter performance often emphasized by the public markets. Management will benefit from eliminating certain duties required in managing a publicly traded company (and the related expenses), such as the burdens of preparing periodic reports under federal securities laws and the costs of maintaining investor relations staff and resources and complying with the Sarbanes-Oxley Act of 2002, enabling them to devote more of their time and energy to core business operations. As a private company, Global will also have the ability to build capital, organically grow and make acquisitions and strategic investments through access to the private financial markets. Moreover, the Purchaser Group believes that Global’s future business prospects can be improved through the Purchaser Group’s active participation in the strategic direction and operations of Global. Although the Purchaser Group believes that there will be significant opportunities associated with its investment in Global, they realize that there are also substantial risks (including the risks and uncertainties relating to Global’s prospects).

Having come to a determination to pursue the acquisition of all outstanding Shares, the Purchaser Group considered transaction structure alternatives and determined to complete the acquisition using a cash tender offer followed by a second-step merger. The Purchaser Group considered that a tender offer followed by a second-step merger is a common means of effecting a going-private transaction. The Purchaser Group believes that the tender offer and second step merger structure (i) is preferable to a one-step merger because it believes that the structure provides a faster and more efficient process for completing the transaction than structures which require calling a special meeting of Global’s shareholders, (ii) may result in a higher response rate from Global’s shareholders, and (iii) will facilitate direct involvement in the process by the Purchaser Group. In addition, the Purchaser Group believes that a direct offer to shareholders allows the decision regarding the proposed transaction to be made by the shareholders who actually own the Shares at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger, a vote of shareholders is required and voting rights are limited to those who held Shares on a record date several weeks prior to the date of the vote and who therefore may or may not be shareholders as of the date of the vote. Moreover, the unaffiliated shareholders of Global would likely receive the Offer Price in payment for their Shares sooner in a tender offer than if the Purchaser Group pursued a one-step merger transaction.

Plans for Global. After the Purchaser accepts Shares for payment in the Offer, we will be entitled to appoint our representatives to the board of directors of Global in proportion to our ownership of the outstanding Shares, as described below under the caption “Global’s Board of Directors” in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements.” After completion of the Offer and the Merger, Global will be an indirect wholly-owned subsidiary of Parent. After completion of the Offer and the Merger, Parent expects to work with Global’s management to evaluate and review Global and its business, assets, corporate structure, operations, properties and strategic alternatives. As a result of this review, it is possible that we could implement changes to Global’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing other operations. Such changes could include, among other things, changes in Global’s business, corporate structure, articles of incorporation, by-laws, capitalization (including refinancings), management or dividend policy. The Purchaser and Parent intend to retain the Shares acquired pursuant to the Offer and the Merger. Parent and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

Pursuant to the Merger Agreement, subsequent to the Purchaser’s acceptance of Shares for payment in the Offer and prior to the completion of the Merger, Global has agreed to undertake certain restructuring transactions (which we refer to as the “Restructuring Transactions”) that are designed to enhance the business and internal organizational efficiency of Global. These transactions may include the sale of certain subsidiaries of Global to affiliates of Parent and intercompany dividends and contributions. These transactions are not a condition to the Offer and will be completed following the acceptance of Shares for payment in the Offer. Therefore the Restructuring Transactions will have no effect on Global’s shareholders.

Without impacting Fund X/A AIV’s funding commitment under the Commitment Letter described in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”, the Purchaser Group may seek additional or replacement funding in connection with the Offer and the Merger, or, after completion of the Offer and the Merger, to refinance the funding previously provided by the Purchaser Group.

Except as otherwise described in this Offer to Purchase, the Purchaser Group has no current plans or proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Global (other than the Merger), (ii) any purchase, sale or transfer of a material amount of assets of Global, (iii) any material change in Global’s present dividend rate or policy or indebtedness or the capitalization of Global, (iv) any change in the present board of directors or management of Global, (v) any other material change in Global’s corporate structure or business, (vi) any class of equity securities of Global being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of equity securities of Global becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (viii) the suspension of Global’s obligation to file reports under Section 15(d) of the Exchange Act, or (ix) any other material change in Global’s business.

3.	Recommendation by Global’s Board of Directors and the Special Committee

Global’s board of directors established a special committee comprised exclusively of independent and disinterested directors to, among other things review, evaluate, consider and negotiate the terms of Offer and the Merger, and the other transactions contemplated by the Merger Agreement. At a meeting held on August 2, 2011, the special committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to and in the best interests of Global and Global’s unaffiliated shareholders and recommended that Global’s board of directors declare the advisability of, approve and adopt, and authorize the execution and delivery of the Merger Agreement and the transactions contemplated thereby. Based the recommendation of the special committee, on August 2, 2011, the board of directors of Global, by a unanimous vote,

•

Determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to and in the best interests of Global and Global’s shareholders (including the unaffiliated shareholders);

•	Approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby;

•	Authorized and approved the Top-Up Option and the issuance of newly issued Shares pursuant to the exercise of the Top-Up Option; and

•	Recommended that you accept the Offer, tender your Shares to Purchaser in the Offer and, approve the Merger Agreement and the Merger, if such approval is required by applicable law.

4.	Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger

Position of William L. Yde III. The rules of the SEC require William L. Yde III to express his belief as to the fairness of the Offer and the Merger to Global’s unaffiliated shareholders. Mr. Yde is making the statements included in this section solely for the purposes of complying with the requirements, to the extent so required, of Rule 13e-3 and related rules under the Exchange Act. The views of Mr. Yde should not be construed as a recommendation to any shareholder regarding whether to tender Shares into the Offer or how that shareholder should vote on the approval of the Merger and the Merger Agreement if a vote of Global’s shareholders is held.

Mr. Yde, in his capacity as an affiliate of the Purchaser Group, did not undertake a formal evaluation of the Offer and the Merger, and he did not engage a financial advisor for such purposes. However, Mr. Yde believes that the Offer and the Merger are fair to Global’s unaffiliated shareholders and agrees with the analyses and conclusions of the special committee of the Global board of directors based upon the reasonableness of those analyses and conclusions, which Mr. Yde adopts, and Mr. Yde’s knowledge of Global, as well as the factors considered by, and the findings of, the special committee of the Global board of directors with respect to the fairness of the Offer and the Merger to such shareholders. The full text of the recommendations, and reasons supporting them, of the special committee of the Global board of directors are included in the Schedule 14D-9 filed by Global which is being mailed to Global shareholders together with this Offer to Purchase. Holders of Shares are urged to read the Schedule 14D-9 carefully and in its entirety. Mr. Yde also believes that it is significant that the parties reached a tentative understanding related to the Offer Price prior to negotiations between Mr. Yde and Parent regarding the terms of Mr. Yde’s continued employment or his participation in the ownership of Parent. For this reason, Mr. Yde does not believe his interests in the Offer or the Merger, or participation in the ownership of Parent following the Merger, influenced the decision of any other member of Global’s board of directors with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

In addition, Mr. Yde considered the fact that the special committee of the Global board of directors received an opinion from Moelis & Company, dated August 2, 2011, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein as of August 2, 2011, the $14.00 per share Offer Price to be received by shareholders in the Offer and the Merger is fair, from a financial point of view, to such shareholders, other than Mr. Yde and the executive management team (together with their respective affiliates). The full text of the written opinion of Moelis & Company, which describes the assumptions made and qualifications and limitations on the review undertaken, is included in the Schedule 14D-9 filed by Global which is being mailed to Global shareholders together with this Offer to Purchase. Holders of Shares are urged to read the full text of the written opinion of Moelis & Company carefully and in its entirety.

The foregoing discussion of the information and factors considered and given weight by Mr. Yde in connection with the fairness of the Offer and the Merger is not intended to be exhaustive but is believed to include all material factors considered by Mr. Yde. Mr. Yde did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching his position as to the fairness of the Offer and the Merger. Mr. Yde believes that these factors provide a reasonable basis for his belief that the Offer and the Merger is fair to Global’s unaffiliated shareholders.

Position of the Purchaser Group. The rules of the SEC require the Purchaser Group to express their belief as to the fairness of the Offer and the Merger to Global’s unaffiliated shareholders. The Purchaser Group is making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Purchaser Group should not be construed as a recommendation to any shareholder whether to tender their Shares in the Offer.

The Purchaser Group attempted to negotiate the terms of a transaction that would be most favorable to the Purchaser Group and not to the shareholders of Global and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to the shareholders of Global. Global’s unaffiliated shareholders were, as described elsewhere in this Offer to Purchase and in Global’s Schedule 14D-9, represented by a special committee of independent and disinterested directors that negotiated with Parent and the Purchaser on behalf of the unaffiliated shareholders, with the assistance of independent financial and legal advisors. No member of the Purchaser Group participated, and Mr. Yde did not participate, in the deliberation process of the special committee or the conclusions reached by the special committee, nor did any member of the Purchaser Group undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. No member of the Purchaser Group received advice from the special committee or its legal or financial advisors as to the substantive or procedural fairness of the proposed Offer or the proposed Merger.

The Purchaser Group believes that the Offer Price to be received by Global’s unaffiliated shareholders pursuant to the Offer and the Merger is fair to such shareholders. The Purchaser Group bases its belief on, among other things, the following material factors, each of which, in their judgment, supports their views.

•

The factors considered by, and the findings of, Global’s special committee and board of directors with respect to the substantive fairness of the Offer and the Merger to Global’s unaffiliated shareholders, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — (b) Reasons for the Recommendation of the Special Committee and Global’s Board of Directors,” which are expressly adopted by the Purchaser Group.

•

The Offer Price represents approximately a 20% premium over the closing price of the Shares on the NASDAQ Global Market on August 2, 2011, the day before Global issued a press release announcing that Global had entered into the Merger Agreement and approximately a 46% premium to the average closing price of the Shares over the prior year. In addition, after adjusting Global’s implied equity value to exclude cash on Global’s balance sheet as of June 30, 2011 (which reduces the implied equity value of Global based upon the closing price of the Shares and the implied equity value of Global represented by the Offer and the Merger), the Offer Price represents approximately a 25% premium over the adjusted closing price of the Shares on the NASDAQ Global Market on August 2, 2011 and approximately a 61% premium over the adjusted average closing price of the Shares for the prior year.

•	The Offer will provide holders with liquidity at a substantial premium, without the brokerage and other costs typically associated with market sales.

•	The Offer Price will be paid in cash providing shareholders with certainty of value in the Offer or the Merger and eliminates the risks of volatility of Global’s equity price on the public markets.

•	The Offer and the Merger are not subject to any financing conditions.

In addition, the Purchaser Group believes that the Offer is procedurally fair to Global’s unaffiliated shareholders, based on the following factors:

•

A special committee comprised exclusively of independent and disinterested directors of Global has unanimously determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of Global and Global’s unaffiliated shareholders and recommended that the board of directors of Global declare the advisability of, approve and adopt, and authorize the execution and delivery of, the Merger Agreement and the transactions contemplated thereby. Global’s board of directors has unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Global and Global’s shareholders (including the unaffiliated shareholders) and recommended that you accept the Offer and tender your Shares in the Offer and adopt the Merger Agreement and approve the Merger, if adoption by Global’s shareholders is required by applicable law.

•

Global’s special committee received a fairness opinion of Moelis & Company, financial advisor to Global, that, as of August 2, 2011 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $14.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such shareholders, other than Mr. Yde and Global’s executive management. See the “Introduction” of this Offer to Purchase.

•

The factors considered by, and the findings of, Global’s special committee and board of directors with respect to the procedural fairness of the Offer and the Merger to Global’s unaffiliated shareholders, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — (b) Reasons for the Recommendation of the Special Committee and Global’s Board of Directors,” which are expressly adopted by the Purchaser Group.

•

The Merger Agreement includes a “go-shop” provision, which allows Global to actively solicit, pursue and negotiate competing proposals for the acquisition of Global until 11:59 p.m., New York City time, on September 13, 2011, and to continue discussions with interested parties identified during such process under certain circumstances until October 1, 2011.

•

Following the conclusion of the “go-shop” period, the Merger Agreement allows Global to, in certain circumstances, respond to and negotiate unsolicited competing proposals that Global’s board determines, upon the recommendation of Global’s special committee of independent directors, is or would reasonably be expected to lead to a superior transaction, and in response to such a competing proposal that Global’s board of directors, upon the recommendation of Global’s special committee of independent directors, determines is superior to the Offer and the Merger, terminate the Merger Agreement to enter into such competing proposal or change its recommendation regarding the Offer or the Merger.

•

The tender offer structure allows each of Global’s shareholders to decide voluntarily whether to tender Shares in the Offer, and unaffiliated shareholders will have sufficient time to make a decision whether to tender in the Offer.

•

The Offer is conditioned upon there being validly tendered and not withdrawn a number of Shares that will constitute at least a majority of the outstanding Shares that are not held by Parent or its subsidiaries, the executive officers of Global or Mr. Yde, which condition is not waivable by the Purchaser or Parent without the prior written approval of Global’s board of directors acting upon the recommendation of Global’s special committee of independent directors.

•

If the Offer is completed, the Merger will be consummated in which all remaining public shareholders will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax.

The Purchaser Group also considered the following factors, each of which it considered negative in their considerations concerning the fairness of the terms of the Transactions:

•

The potentially negative factors considered by, and findings of Global’s special committee and board of directors with respect to, potentially negative factors, as described in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation — (b) Reasons for the Recommendation of the Special Committee and Global’s Board of Directors.”

•

Shareholders who tender all of their Shares in the Offer or have their Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of Global or benefit from increases, if any, in the value of Global.

•

As to the Offer Price, the financial interests of the Purchaser Group are different than the financial interests of Global’s unaffiliated shareholders. In addition, Mr. Yde and certain other directors and executive officers of Global have actual or potential conflicts of interest in connection with the Offer and the Merger.

•

The sale of Shares in the Offer or the Merger will be taxable for United States federal income tax purposes to shareholders that are U.S. holders (as defined in “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences”).

The Purchaser Group did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

The Purchaser Group’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to Global’s unaffiliated shareholders in relation to the going-concern value of Global on a stand-alone basis. In reaching the conclusion as to fairness, the Purchaser Group did not consider the liquidation value or net book value of Global. The liquidation value was not considered because Global is a viable going concern and the Purchaser Group has no plans to liquidate Global. Therefore, the Purchaser Group believes that the liquidation value of Global is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated shareholders. The Purchaser Group did not consider net book value, which is an accounting concept, as a factor because Global’s business is not of a nature whose value is traditionally measured as a multiple of book value, as Global’s value is derived from cash flows generated by continuing operations, and they believe that net book value is not a material indicator of the value of Global as a going concern but rather is indicative of historical costs.

To the best of the Purchaser Group’s knowledge, no firm offer has been made by any person, other than Purchaser, during the two years preceding the date hereof for (i) the merger or consolidation of Global with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of Global or (iii) a purchase of Global’s securities that would enable the holder of such securities to exercise control of Global.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Group is not intended to be exhaustive, but is believed to include the material factors considered by the Purchaser Group. The Purchaser Group’s views as to the fairness of the Offer to shareholders of Global should not be construed as a recommendation to any shareholder as to whether that shareholder should tender Shares in the Offer.

5.	Effects of the Offer

If the Offer is completed, in accordance with the terms of the Merger Agreement, the Purchaser and Global have agreed, subject to the satisfaction of certain conditions, to cause the Merger to occur as promptly as practicable thereafter. Unless the Purchaser holds of record at least 90% of the outstanding Shares, which would require Global, Parent, U.S. Parent and the Purchaser to take all necessary action to complete a “short-form” merger in accordance with Section 92A.180 of the NRS as promptly as practical, approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved by Global’s shareholders. In the Merger, each then issued and outstanding Share (other than Shares held by Parent or its wholly-owned subsidiaries and Shares held in treasury by Global) will be exchanged for the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax. We have agreed that we will vote all Shares owned by us (including Shares acquired pursuant to the Offer) in favor of the Merger if a meeting is called by Global to vote on the Merger.

As a result of the Offer, the direct and indirect interest of the Purchaser Group in Global’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. If the Offer is completed, following consummation of the Merger, Parent and the Purchaser’s interest in such items will increase to 100%, and Parent and the Purchaser will be entitled to all benefits resulting from that interest, including all income generated by Global’s operations and any future increase in Global’s value. Accordingly, former shareholders will not have the opportunity to participate in the earnings and growth of Global after the Merger and will not have any right to vote on corporate matters. Similarly, former shareholders will not face the risk of losses generated by Global’s operations or decline in the value of Global after the Merger. The limited partners of Parent will be comprised of Mr. Yde and certain of the Sponsors (as defined below). The table below sets forth the direct and indirect interests in Global’s net book value and net earnings of each of Mr. Yde and the Sponsors prior to and immediately after the Merger based on Global’s results for the fiscal year ended June 30, 2011, and assuming completion of the Merger and the transactions contemplated by the Contribution Agreement as of such date and cash and cash equivalents on hand at Global subsequent to completion of the Merger of approximately $41.7 million.

	Ownership Prior to the Merger(1)				Ownership After the Merger (Excluding Impact of Management Carry)(2)				Ownership After the Merger (Accounting for Impact of Management Carry)(3)
	Net Book Value(4)		Net Earnings		Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%
William L. Yde III	4,594	6.83%	595	6.83%	2,570	3.82%	333	3.82%	5,586	8.31%	724	8.31%
Sponsors	—	—	—	—	64,989	96.18%	8,383	96.18%	57,638	85.69%	7,469	85.69%

(1)	Based upon beneficial ownership as of July 22, 2011.
(2)	Assumes that Mr. Yde contributes 535,715 Shares to Parent prior to the Merger pursuant to the Contribution Agreement. Ownership after the Merger is determined without regard to any management carry that may be acquired by Mr. Yde or any other executive officers or key employees of Global after completion of the Merger. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Agreement of Exempted Limited Partnership of Parent.”
(3)	Assumes that Mr. Yde contributes 535,715 Shares to Parent prior to the Merger pursuant to the Contribution Agreement and acquires 5% of the management carry (out of the aggregate 11% total pool), which Mr. Yde elects to structure as a purchase. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Agreement of Exempted Limited Partnership of Parent” for a more detailed description of the management carry. If Mr. Yde elects to acquire his management carry as profits interest, his interest in Global’s net book value and net earnings will be reduced because profits interests merely represent the right to participate in future profits and, as such, have no readily ascertainable value as of the date hereof. Ownership after the Merger assumes that the balance of the management carry is or will be acquired by persons other than Mr. Yde.
(4)	Net book value is calculated as total assets less total liabilities as of June 30, 2011.

Upon the completion of the Merger, each Share outstanding immediately prior to the completion of the Merger (other than Shares owned by Parent or its wholly-owned subsidiaries and Shares held in treasury by Global) will be converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax. Each unexpired and unexercised option to acquire Global Shares that is outstanding immediately prior to the completion of the Merger, whether or not vested, will be cancelled in exchange for a cash payment, without interest and subject to applicable withholding tax, in an amount equal to the product of (i) the total number of Shares subject to such option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such option immediately prior to such cancellation. Immediately prior to the effective time of the Merger, each unvested Share of restricted stock of Global will vest in full and all restrictions applicable to such Share will lapse, and each such Share will be converted in the Merger into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax.

The Shares are currently registered under the Exchange Act and listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “GNET.” Parent and the Purchaser do not intend to delist the Shares from NASDAQ or to terminate the registration of the Shares under the Exchange Act prior to the completion of the Merger. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ, and the quotations for the Shares on NASDAQ could be discontinued. If this occurs, the market for the Shares would likely be adversely affected. If the NASDAQ ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Global will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that Global would be exempt from the requirement that Global’s board of directors be comprised of a majority of independent directors and the related rules covering the independence of directors serving on the Compensation Committee and the Corporate Governance and Nominating Committee of Global’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Global’s board of directors. Following the acceptance of Shares for payment in the Offer, Global has agreed to appoint our designees as directors and to elect “controlled company” status. The number of directors that we have the right to appoint is proportionate to the percentage of the outstanding Shares owned by Parent and its wholly-owned subsidiaries, including Shares purchased in the Offer. Until the completion of the Merger, Global’s board of directors will include at least three directors who are currently directors of Global and who are “independent directors” within the meaning of the NASDAQ Marketplace Rules and at least one member of whom is an “audit committee financial expert” within the meaning of the Rule 407(d)(5) of Regulation S-K under the Exchange Act.

The listing of the Shares on NASDAQ will be terminated upon the completion of the Merger.

The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Global subject to registration, would substantially reduce the information required to be furnished by Global to its shareholders and would make certain provisions of the Exchange Act no longer applicable to Global, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders. Furthermore, the ability of “affiliates” of Global and persons holding “restricted securities” of Global to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Global will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Merger as the requirements for such termination are met.

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

For additional information regarding the effects of the Offer on the Shares, please see “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

6.	Summary of the Merger Agreement and Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO filed with the SEC in connection with the Offer. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within 5 business days) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition, the Governmental Approvals Condition and the other conditions that are described in “The Offer — Section 11. Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer promptly after the Purchaser is legally permitted to do so.

The Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Global’s prior written approval (which approval requires action of Global’s board of directors upon the recommendation of Global’s special committee), the Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Governmental Approvals Condition, (v) amend any of the other conditions or requirements to the Offer described in “The Offer — Section 11. Conditions of the Offer” in a manner adverse to Global’s shareholders or (vi) add any additional conditions or requirements (other then procedural and other customary requirements for tendering Shares) to the Offer that are not described in “The Offer — Section 11. Conditions of the Offer.”

Unless extended in accordance with the Merger Agreement, the Offer will expire at 5:00 p.m., New York City time, on the later of (i) 21 business days after the commencement of the Offer, and (ii) three business days following the conclusion of the solicitation period described below.

The Merger Agreement provides that the Purchaser will extend the Offer:

•	to the extent required by applicable laws or applicable rules, regulations, interpretations or positions of the SEC;

•	for one or more periods of up to 10 business days each until November 15, 2011, if at the Expiration Date any of the conditions to the Offer have not been satisfied;

•

for one or more periods of up to 10 business days each until December 31, 2011 if on or after November 15, 2011, all of the conditions to the Offer have been satisfied or waived by Parent and the Purchaser, other than the Minimum Condition and either or both of the Governmental Approvals Condition and the absence of any review or waiting period by or on behalf of a governmental entity; and

•

for one or more periods of at least three business days each until 5:00 p.m., New York City time, on the business day immediately following the Cut-Off Date (hereinafter defined) if, on or prior to the second business day following the Solicitation Period End Date (hereinafter defined), Global has delivered a notice of Exempted Person (hereinafter defined) in accordance with the terms of the Merger Agreement, except the Purchaser shall not be required to extend the Offer after the date that all Competing Proposals by Exempted Persons have expired by their terms or been withdrawn or terminated.

The Purchaser shall not be required to extend the Offer (but may elect to do so in it sole discretion) beyond the business day immediately following the Cut-Off Date if Global has delivered a notice of Exempted Person in accordance with the Merger Agreement, unless Global’s board of directors has rejected the Competing Proposal giving rise to such notice and reconfirmed the Company Board Recommendation, and publicly announced such rejection and reconfirmation.

After acceptance for payment of Shares in the Offer, if the Purchaser does not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit the Purchaser to complete the Merger under the “short-form” merger provisions of NRS 92A.180, then the Purchaser may provide a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. The Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any “subsequent offering period.”

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Global except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within 72 hours, irrevocably and unconditionally terminate the Offer and the Depositary will return all Shares tendered in the Offer.

Global’s Board of Directors. Under the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered in the Offer, the Purchaser is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Global that is equal to the total number of directors on Global’s board of directors multiplied by the percentage that the Shares beneficially owned by Parent and its direct or indirect wholly-owned subsidiaries, including the Purchaser, together with the Shares subject to the Contribution Agreement (as defined below), in the aggregate, bears to the total number of Shares then outstanding. At the Purchaser’s request, Global will take such actions reasonably necessary or desirable to enable the Purchaser’s designees to be elected or appointed to Global’s board of directors, including filling vacancies or newly created directorships on Global’s board of directors, increasing the size of Global’s board of directors, amending Global’s bylaws, if necessary, to increase the size of the board of directors, and/or using its commercially reasonable efforts to promptly secure the resignations of its incumbent directors, and Global agreed to cause the Purchaser’s designees to be so elected or appointed. After the Purchaser accepts for payment Shares validly tendered in the Offer, Global has also agreed, at the Purchaser’s request, to cause the Purchaser’s designees to serve on and constitute the same percentage of (i) each committee of Global’s board of directors and (ii) each board of directors (or similar body) of Global’s subsidiaries and each committee thereof, as on Global’s board of directors, to the extent permitted by applicable law and the listing requirements of the NASDAQ Global Market. After the Purchaser accepts for payment Shares validly tendered in the Offer, Global has also agreed, to the extent permitted by the NASDAQ rules and upon the Purchaser’s request, to elect to be treated as a “controlled company” as defined by NASDAQ Rule 4350(c).

After the Purchaser’s designees are elected to, and constitute a majority of, Global’s board of directors, but prior to the effective time of the Merger, Global’s board of directors shall include three directors who are currently members of Global’s board of directors to remain as directors. We refer to these remaining directors as the “Continuing Directors.” The Merger Agreement provides that:

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each Continuing Director will be an “independent director” as defined by NASDAQ Rule 4200(a)(15) and eligible to serve on each of the audit committee and the compensation committee of Global’s board of directors under the Exchange Act and NASDAQ Marketplace rules; and

•	at least one Continuing Director will be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act and the instructions thereto.

If any Continuing Director is unable to serve due to death, disability or resignation, Global will, if necessary, take all action reasonably necessary so that the remaining Continuing Director or Continuing

Directors are entitled to elect or designate another person or persons that satisfy the foregoing independence requirements to fill the vacancy or vacancies, each of whom will be deemed to be a “Continuing Director.” After the Purchaser’s designees are elected to, and constitute a majority of, Global’s board of directors, but prior to the effective time of the Merger, the approval of a majority of the Continuing Directors (in addition to the approval rights of the Global board of directors or its stockholders as may be required) is required for Global to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of Global’s rights, benefits or remedies under the Merger Agreement;

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enter into, or cause or permit any Global subsidiary to enter into, any transaction between Global or any of its subsidiaries on the one hand, and any affiliate of the Purchaser Group or their respective management or related persons on the other hand, (other than transactions related to the financing, the Restructuring Transactions and arrangements with Global’s employees); or

•	take any other action under or in connection with the Merger Agreement.

The Restructuring Transactions. Following the acceptance for payment of Shares in the Offer, and prior to the effective time of the Merger, Global has agreed to complete certain internal restructuring transactions at the request of Parent. Parent currently expects that in connection with the Restructuring Transactions, (i) Global will sell, or cause its applicable subsidiary to sell, to Parent or its subsidiary, and Parent will, or will cause its subsidiary to, purchase from Global or the applicable subsidiary of Global (the “Stock Purchase”), all of the outstanding shares of capital stock or other equity interests of Global Traffic Canada, Inc., an Alberta unlimited liability corporation (“Global Canada”), all of the outstanding shares of capital stock or other equity interests of Global Traffic Network (UK) Limited, a private company limited by shares incorporated in England and Wales (“Global UK”) and all of the outstanding shares of capital stock or other equity interests of Global Alert Network, Inc., a Nevada corporation (“Global Alert”) (such capital stock of Global Canada, Global UK and Global Alert, collectively, the “Subsidiary Shares”), and (ii) each of Global and Parent will effect certain other restructuring transactions in accordance with the terms of the Merger Agreement (collectively, the “Restructuring Transactions”), in the case of clauses (i) and (ii), if and as requested by Parent. Parent also expects that the Restructuring Transactions will include the payment of intercompany dividends, contribution of certain assets from Global to its subsidiaries and completion of other internal restructuring transactions.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the NRS, at the effective time of the Merger:

•	the Purchaser will be merged with and into Global and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Global will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”) and a wholly-owned subsidiary of U.S. Parent; and

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all property, rights, privileges, immunities, powers and franchises of Global and the Purchaser will vest in the surviving corporation and continue unaffected by the Merger and all of their debts, liabilities and duties will become debts, liabilities and duties of the surviving corporation.

At the effective time of the Merger, the articles of incorporation and bylaws of the surviving corporation will be identical to the articles of incorporation and bylaws, respectively, of Global, as in effect immediately prior to the effective time of the Merger.

Conditions to the Merger and the Restructuring Transactions. The obligations of Parent, U.S. Parent and the Purchaser, on the one hand, and Global, on the other hand, to complete the Restructuring Transactions and the Merger are subject to the satisfaction of the following conditions:

•	the Purchaser having accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer;

•	in the case of the Merger:

•	subject to Parent’s right to waive the condition on behalf of all parties, the parties having completed the Restructuring Transactions;

•	the Merger Agreement having been adopted and the Merger approved by the requisite vote or written consent of Global’s shareholders, if required by applicable law;

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subject to Parent’s right to waive the condition as relates to the Restructuring Transactions on behalf of all parties, no statute, rule or regulation having been enacted or promulgated or deemed applicable to the Restructuring Transactions, the Top-Up Option, or the Merger by any governmental entity which prevents the exercise of the Top-Up Option or the consummation of the Restructuring Transactions or the Merger, and there being no order, judgment, decree, injunction, or ruling of a court of competent jurisdiction or other governmental entity which prevents the exercise of the Top-Up Option or the consummation of the Restructuring Transactions or the Merger.

The conditions to completion of the Merger may be waived in whole or in part by Parent, the Purchaser or Global, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger:

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each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled in accordance with the following bullet point) will be converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax;

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all Shares owned by Global or by Parent or any of its direct or indirect wholly-owned subsidiaries, including the Purchaser (including the Shares contributed to Parent pursuant to the Contribution Agreement) will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

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each share of the Purchaser’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of common stock of the surviving corporation.

After the effective time of the Merger, the Shares will no longer be outstanding and will cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. At or prior to the effective time of the Merger, the Purchaser will deposit, or cause to be deposited, with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Top-Up Option. Pursuant to the Merger Agreement, Global irrevocably granted to the Purchaser a non-transferrable, non-assignable Top-Up Option to purchase, at a price per share equal to the Offer Price, additional Shares equal to the lowest number of Shares that, when added to the number of Shares owned of record by the Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). The Top-Up Option may not be exercised by the Purchaser unless following the exercise of the Top-Up Option, the Shares issued pursuant thereto, when added to the number of Shares owned by the Purchaser at the time of such exercise, will constitute at least 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) and the conditions to the Merger will be satisfied. The Purchaser will pay the aggregate par value of the Shares issued in the Top-Up Option in cash, and the balance of the aggregate price for the Top-Up Option will be paid by delivery to Global of a promissory note, bearing interest at the rate of interest per annum equal to the prime lending rate as published in The Wall Street Journal. The promissory note will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. The Top-Up Option is not exercisable for a number of Shares in excess of Global’s then total authorized and unissued Shares. Unless applicable law prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto, the Purchaser may exercise the Top-Up Option, in whole but not in part, after the Purchaser accepts for payment Shares validly tendered in the Offer. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options. Immediately prior to the effective time of the Merger, each unexpired and unexercised option to purchase Shares (whether settled in cash or Shares) granted pursuant to Global’s equity compensation plans will be cancelled and, in exchange for such option, each former holder of cancelled options shall be entitled to receive from Global a cash payment equal to the total number of Shares subject to the option immediately prior to the cancellation thereof, multiplied by the amount by which the Offer Price exceeds the exercise price per share of the option immediately prior to the cancellation thereof.

Treatment of Restricted Stock. Immediately prior to the effective time of the Merger, each Share subject to forfeiture restrictions, repurchase rights or other restrictions under Global’s equity compensation plans will vest in full and all restrictions applicable to such Shares shall lapse and the Shares shall be converted into the right to receive the Offer Price in cash, without interest, subject to applicable withholding tax.

Shareholders’ Meeting; Merger Without a Meeting of Shareholders. Global has agreed, acting through its board of directors, to:

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as promptly as practicable after the Purchaser accepts for payment Shares validly tendered in the Offer, duly set a record date for, call and give notice of a special meeting of its shareholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement, and convene and hold the special meeting;

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file a proxy statement with the SEC and cause a definitive proxy statement for the special meeting to be printed and mailed to Global’s shareholders or, if applicable, an information statement with respect to an action by written consent in lieu of a meeting; and

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use its commercially reasonable efforts to solicit proxies from its shareholders in favor of the approval of the Merger Agreement and the Merger and secure any approval of the shareholders required by applicable law to effect the Merger.

In connection with the special meeting, Global has also agreed to prepare a proxy statement with respect to the special meeting promptly after the Purchaser accepts for payment any Shares validly tendered in the Offer. Global has agreed to include in the proxy statement (i) the recommendation of Global’s board of directors that Global shareholders vote in favor of the approval of the Merger Agreement and the Merger, and (ii) the fairness opinion delivered to Global’s board of directors by Moelis & Company, together with a summary thereof. The Merger Agreement provides that Parent will vote, or cause to be voted, or, if applicable, deliver consents as to all of the Shares then owned by Parent or any of its direct or indirect wholly-owned subsidiaries, including the Purchaser, or with respect to which Parent or any of its direct or indirect wholly-owned subsidiaries, including the Purchaser, otherwise has, directly or indirectly, voting power in favor of the approval of the Merger Agreement and the Merger.

Pursuant to the Merger Agreement, Parent is also permitted to act by written consent in lieu of a meeting to adopt the Merger Agreement, in which case Global will not be required to file a proxy statement with the SEC pursuant to the terms of the Merger Agreement.

If the Purchaser holds of record at least 90% of the outstanding shares of each class of capital stock of Global entitled to vote on the Merger after the Purchaser accepts for payment all Shares validly tendered in the Offer and after the exercise of the Top-Up Option and any “subsequent offering period,” the parties will cause the Merger to become effective as promptly as practicable without a meeting of Global’s shareholders pursuant to applicable law.

Representations and Warranties. The Merger Agreement contains customary representations and warranties made by Global to Parent and the Purchaser and customary representations and warranties made by Parent and the Purchaser to Global. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Global has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

•	corporate matters related to Global and its subsidiaries, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by Global’s board of directors;

•	the inapplicability of state takeover statutes, and the lack of shareholders’ rights to dissent under Nevada law, in each case, with respect to the Offer or the Merger;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	books and records;

•	the absence of undisclosed liabilities;

•	the absence of a Company Material Adverse Effect since June 30, 2010 and the absence of certain events since March 31, 2011;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor and other employment matters;

•	material contracts;

•	the absence of litigation;

•	environmental matters;

•	intellectual property;

•	taxes;

•	insurance;

•	title to properties and the absence of certain liens;

•	real property;

•	the opinion of Moelis & Company, Global’s financial advisor;

•	the information included in this Offer to Purchase, the Schedule 14D-9, the Schedule TO, the Schedule 13E-3, and any proxy statement relating to a shareholder meeting concerning the Merger;

•	the vote required for approval of the Merger Agreement and the transactions contemplated thereby;

•	brokers’ fees and expenses; and

•	anti-corruption laws.

Some of the representations and warranties in the Merger Agreement made by Global are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate (a) has had or is reasonably likely to have a materially adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of Global and its subsidiaries, taken as a whole or (b) prevents or materially delays, or would reasonably be expected to prevent or materially delay, completion of the Offer, the Restructuring Transactions or the Merger or the performance by Global of any of its material obligations under the Merger Agreement. The definition of “Company Material Adverse Effect” excludes from clause (a) any changes, events, effects, occurrences, state of facts or developments attributable to:

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changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates), to the extent such changes, individually or in the aggregate, do not affect Global and its subsidiaries in a manner disproportionate to other participants in the radio advertising industries in which Global and its subsidiaries operate;

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changes in the radio advertising industries in which Global and its subsidiaries operate, to the extent such changes, individually or in the aggregate, do not affect Global and its subsidiaries in a manner disproportionate to other participants in the radio advertising industries (on a worldwide basis) in which Global and its subsidiaries operate;

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changes in laws applicable to Global or any of its subsidiaries or changes in GAAP, to the extent such changes, individually or in the aggregate, do not affect Global and its subsidiaries in a manner disproportionate to other participants in the radio advertising industries in which Global and its subsidiaries operate;

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acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, to the extent such changes, individually or in the aggregate, do not affect Global and its subsidiaries in a manner disproportionate to other participants in the radio advertising industries in which Global and its subsidiaries operate;

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changes in the market price or trading volume of Shares or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period, provided, however, that the underlying causes of such change or failure shall not be included; and

•	any suit, action or proceeding in respect of the Merger Agreement or the transactions contemplated thereby.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Global with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement, including approval by the Purchaser’s boards of directors and Parent’s general partner;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of litigation;

•	the information included in this Offer to Purchase, the Schedule TO, the Schedule 13E-3, and any proxy statement relating to a shareholder meeting concerning the Merger;

•	the commitment letter and guaranty of the obligations of Parent, U.S. Parent and the Purchaser under the Merger Agreement, in each case, provided by GTCR Fund X/A AIV LP;

•	ownership of the Purchaser; and

•	management arrangements.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business of Global Pending Closing. Except as disclosed prior to execution of the Merger Agreement, or as expressly required by applicable law or the terms of the Merger Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the effective time of the Merger, Global has agreed that it will, and will cause its subsidiaries to:

•	conduct its operations in the ordinary and usual course of business consistent with past practice;

•	use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Global and its subsidiaries;

•	use commercially reasonable efforts to preserve intact the business organization; and

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use commercially reasonable efforts to preserve the goodwill and current relationships of Global and its subsidiaries with customers, suppliers and others having significant business relationships with Global and its subsidiaries.

In addition, except as disclosed prior to execution of the Merger Agreement or as expressly required by applicable law or the terms of the Merger Agreement, or agreed to in writing by Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the effective time of the Merger, Global will not, and will not permit its subsidiaries to, directly or indirectly, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend or otherwise change its organizational or governing documents;

•	issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of Global, or other equity interest in, Global or any of its subsidiaries;

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sell, pledge, dispose of, transfer, lease, license, guarantee, encumber (except for permitted liens) any material property or assets of Global or any of its subsidiaries, or abandon or permit to lapse any material intellectual property rights, except pursuant to existing contracts for the sale of goods or services in the ordinary course of business consistent with past practice;

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declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to Global’s capital stock or other equity interests or enter into any agreement with respect to the voting or registration of Global’s capital stock or other equity interests, other than certain dividends to Global from one of its subsidiaries to the extent necessary to fund operations of Global and its subsidiaries in the ordinary course of business and consistent with past practice;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire any of its capital stock or any other securities;

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merge or consolidate Global or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Global or any of its subsidiaries;

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acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any person, other than (i) any such acquisitions for consideration that is individually not in excess of $200,000, or in the aggregate not in excess of $1,000,000, and (ii) acquisitions of goods and services in the ordinary course of business consistent with past practice;

•	incur indebtedness for borrowed money or issue debt securities, or assume, guarantee, or endorse or become responsible for the obligations of any person for borrowed money;

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make any loans, advances or capital contributions to, or investments in, any person, in excess of $200,000 in the aggregate, other than (i) extensions of trade credit or advancement of expenses to employees or (ii) loans, advances or capital contributions to, or investments in, Global Canada, Global UK and Global Alert to the extent necessarily to fund operations of those subsidiaries, in each case, in the ordinary course of business consistent with past practice;

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terminate, cancel or agree to any material change in or waiver under, any material contract of Global or its subsidiaries or enter into any material contacts, or amend any contract in existence on the date of the Merger Agreement that, after giving effect to such amendment, would cause such contract to be a material contract of Global;

•	make any capital expenditures in excess of $350,000 individually or $1,000,000 in the aggregate;

•	except as required to comply with any company benefit plan or benefit agreement as in effect on August 2, 2011:

•	increase the compensation or benefits of any participant (other than, as applied to employees who are not officers of Global, in the ordinary course of business consistent with past practice);

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pay to any participant any compensation or benefit not provided for under any company benefit plan or benefit agreement (other than the payment of base cash compensation in the ordinary course of business consistent with past practice);

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grant any severance, change of control, retention, termination or similar compensation or benefits to any current or former director, officer, employee or independent contractor of Global or its subsidiaries;

•	adopt, establish, enter into, amend, modify or terminate any company benefit plan, benefit agreement or collective bargaining, employee association, works council or similar agreement;

•	enter into any trust, annuity or insurance contract or similar agreement;

•	take any other action to fund or otherwise secure the payment of any compensation or benefit; or

•	take any action to accelerate the time of vesting or payment of any compensation or benefit;

•	forgive any loans to directors, officers or employees;

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pre-pay long-term debt or waive, release, pay, discharge or satisfy any liabilities or obligations (absolute, accrued, contingent or otherwise), except (i) in accordance with their terms or (ii) in the ordinary course of business consistent with past practice, except that Global shall cause Global Canada not to repay its intercompany obligation to Global without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed);

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

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compromise, settle or agree to settle any lawsuit, action, claim, proceeding or investigation (including any lawsuit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby) other than compromises, settlements or agreements that involve only the payment of monetary damages (exclusive of insurance proceeds) not in excess of $100,000 individually or $500,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Global or any of its subsidiaries;

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make or change any material election with respect to taxes, adopt or change any material accounting method with respect to taxes, amend any U.S. federal or other material tax return, enter into any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other governmental entity, settle any audit or proceeding with respect to a material amount of taxes or forego any material tax refund;

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write up, write down or write off the book value of any assets, in the aggregate, in excess of $500,000, except in accordance with GAAP consistently applied or in accordance with the ordinary course of business consistent with past practice;

•	convene any regular or special meeting (or any adjournment thereof) of Global shareholders other than a meeting to approve the Merger Agreement and the Merger;

•	fail to keep in force commercially reasonable insurance policies providing coverage with respect to the assets, operations and activities of Global and its subsidiaries; and

•	authorize or enter into any contract to do any of the things described in the preceding bullet points.

Access to Information; Confidentiality. From the date of the Merger Agreement until the effective time of the Merger, Global will, and will cause its subsidiaries to, and shall use commercially reasonable efforts to cause each of their respective representatives to, give us and our representatives access at reasonable times to Global’s and its subsidiaries’ officers, employees, agents, properties, offices and other facilities and to their books and records, and furnish information concerning the business, properties, offices and other facilities, contracts, assets, liabilities, employees, officers and other aspects of Global and its subsidiaries. Parent has agreed to comply with the terms of the Confidentiality Agreement (which is described below) with respect to the information disclosed after the date of the Merger Agreement.

Solicitation; Change in Recommendation. Global has agreed that it will not, and will cause its subsidiaries and representatives not to, from the date of the Merger Agreement until the earlier of the effective time of the Merger or the date on which the Merger Agreement is terminated:

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approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (which we refer to as an “Alternative Acquisition Agreement”);

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take any action to make the provisions of the NRS regarding “combinations with interested stockholders” or “acquisition of controlling interest” inapplicable to any transactions contemplated by a Competing Proposal;

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terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by Global in respect of or in contemplation of a Competing Proposal (unless the Global board of directors determines in good faith, upon the recommendation of the special committee and after consultation with its financial and legal advisors, that failure to take any such actions under this bullet point would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law and is necessary to facilitate a Competing Proposal in compliance with the Merger Agreement); or

•	propose to do any of the foregoing.

Notwithstanding the foregoing, from the date of the Merger Agreement until September 13, 2011 (which we refer to as the “Solicitation Period End Date”), Global and its representatives shall have the right (acting under the direction of Global’s board of directors or the special committee) to, directly or indirectly:

•	solicit and initiate any Competing Proposal (as defined below) and to engage in discussions with or provide non-public information to any third party pursuant to (but only pursuant to) one or more confidentiality agreements containing confidentiality provisions that are no less favorable in the aggregate to Global than those in the Confidentiality Agreement (which we refer to as an “Acceptable Confidentiality Agreement”). If such non-public information is shared concerning Global or its subsidiaries and has not previously been provided or made available to Parent or the Purchaser, Global will provide or make such information available to Parent or the Purchaser as promptly as reasonably practicable (and in no event later than twenty-four (24) hours) after it is provided or made available to such third party.

Following the Solicitation Period End Date, except with respect to certain permitted contacts with Exempted Persons (as described below) and except as otherwise expressly permitted by the Merger Agreement, Global will, and will cause its subsidiaries and representatives to:

•	cease and cause to be terminated any existing solicitation, discussion or negotiation with any third party that may be ongoing with respect to a Competing Proposal, and

•	request any such third party to promptly return or destroy all confidential information concerning Global and its subsidiaries.

Except with respect to certain permitted contacts with Exempted Persons (as described below), Global will not, and will cause its subsidiaries and representatives not to, from and after the Solicitation Period End Date until the earlier of the effective time of the Merger or the date, if any, on which the Merger Agreement is terminated:

•	solicit, initiate, or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal; or

•

enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to Global or its subsidiaries to, or afford access to the books or records or officers or employees of Global or its subsidiaries to, any third party that is seeking to or may make, or has made, a Competing Proposal.

Notwithstanding the foregoing, from and after the Solicitation Period End Date, Global may continue to engage in the prohibited activities described in the two preceding paragraphs with respect to a Competing Proposal submitted by an Exempted Person (as defined below) on or before the Solicitation Period End Date until 11:59 p.m., New York City time, on the earlier of (x) the 18th calendar day following the Solicitation Period End Date and (y) the date on which such Competing Proposal expires by its terms, or the Exempted Person otherwise terminates or withdraws such Competing Proposal (such earlier date, the “Cut-Off Date”). Global must notify Parent and the Purchaser in writing of the identity of each Exempted Person, together with an unredacted copy of the Competing Proposal submitted by such Exempted Person, no later than two business days following the Solicitation Period End Date.

From and after the Solicitation Period End Date, Global shall promptly (and in any event within 24 hours) notify Parent in the event that Global or any of its subsidiaries or representatives receives (i) any Competing Proposal, (ii) any request for non-public information relating to Global or any of its subsidiaries, other than requests submitted by Exempted Persons or requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. Such notification will include the identity of such person and a copy of such Competing Proposal, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Competing Proposal, inquiry or request), including any modifications thereto. Global shall keep Parent reasonably informed on a reasonably current basis of the status of any Competing Proposal (including any material changes to the terms thereof) and shall provide Parent with copies of all revised written proposals or offers and all draft documentation with respect to such Competing Proposal.

Notwithstanding the foregoing, if at any time following the Solicitation Period End Date, (i) Global receives a bona fide written Competing Proposal that was not solicited in violation of the terms of the Merger Agreement from a third party, (ii) the Global board of directors determines in good faith, upon the recommendation of the special committee and after consultation with its financial and legal advisors, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below), and (iii) the Global board of directors determines in good faith, upon the recommendation of the special committee and after consultation with its legal advisors, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law, then Global will be permitted to engage in discussions with such third party regarding such Competing Proposal. Global will also be permitted to provide nonpublic information regarding Global and its subsidiaries to such third party upon receipt of an executed Acceptable Confidentiality Agreement. Prior to taking any of the actions referred to in this paragraph, Global has agreed to notify Parent and the Purchaser orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this paragraph, together with an unredacted copy of the Competing Proposal submitted by the third party.

Following the date of the Merger Agreement, neither the Global board of directors nor any committee thereof, including the special committee, is permitted to:

•	withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the Company Board Recommendation;

•	fail to include the Company Board Recommendation in the Schedule 14D-9, the Schedule 13E-3 or any proxy statement relating to a shareholder meeting concerning the Merger;

•

if a tender offer or exchange offer for Shares that constitutes a Competing Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of Global (such failure would include by taking no position with respect to the acceptance of such tender offer or exchange offer) within 10 business days after commencement thereof;

•

publicly approve or recommend, or publicly proposed to approve or recommend, any Competing Proposal made or received after the date of the Merger Agreement (any of the actions described in this or the preceding three bullets is referred to as an “Adverse Recommendation Change”); or

•	cause or permit Global to enter into any Alternative Acquisition Agreement.

Notwithstanding the restrictions described in the previous paragraph, at any time prior to the Purchaser’s acceptance of Shares for payment in the Offer, the Global board of directors may (x) effect any Adverse Recommendation Change described in the first bullet above with respect to a Superior Proposal (as defined below), or (y) otherwise terminate the Merger Agreement to concurrently enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal, subject in each case to compliance with the terms set forth in the following paragraph and the concurrent payment of any amount owed by Global pursuant to the termination provisions of the Merger Agreement, if the Global board of directors (A) has received a bona fide written Competing Proposal that the Global board of directors determines in good faith, upon the recommendation of the special committee and after consultation with its financial and legal advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all the adjustments which may be offered by Parent and the Purchaser pursuant to Parent’s and the Purchaser’s matching rights described below and (B) determines in good faith, upon the recommendation of the special committee and after consultation with its legal advisors, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law.

The Global board of directors will not be entitled to effect an Adverse Recommendation Change or to terminate the Merger Agreement as permitted pursuant to the provisions described in the preceding paragraph with respect to a Superior Proposal unless:

•	Global has not breached the solicitation and change in recommendation provisions of the Merger Agreement in any material respect as they relate to such Superior Proposal,

•

Global has provided written notice (a “Notice of Superior Proposal”) to Parent and the Purchaser that Global intends to make an Adverse Recommendation Change, which notice includes an unredacted copy of the Superior Proposal,

•

during the 48-hour period following Parent’s and the Purchaser’s receipt of the Notice of Superior Proposal, Global shall, and shall cause its representatives to, negotiate with Parent and the Purchaser in good faith (to the extent Parent and the Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and the Guaranty so that the Merger Agreement and the Guaranty (after giving effect to all such adjustments) would constitute a Superior Proposal relative to the third party’s Superior Proposal, and

•

following the end of such 48 hour period, the Global board of directors shall have determined in good faith, upon the recommendation of the special committee and after consultation with its financial and legal advisors, taking into account any changes to the Merger Agreement and the Guaranty proposed in writing by Parent and the Purchaser in response to the Notice of Superior Proposal or otherwise, that the Merger Agreement and the Guaranty (after giving effect to all such adjustments) does not constitute a Superior Proposal relative to the third party’s Superior Proposal.

The Merger Agreement does not prohibit Global’s board of directors from issuing a “stop, look and listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2 under the Exchange Act if the Global board of directors has determined in good faith, upon the recommendation of the special committee and after consultation with its legal advisors, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law and no such action or disclosure shall in and of itself constitute an Adverse Recommendation Change (provided that any disclosure to Global’s shareholders of the position pursuant to Rule 14d-9 or Rule 14e-2 that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by the Merger Agreement will be deemed to be an Adverse Recommendation Change).

As used in this Offer to Purchase:

•	“Competing Proposal” means any offer or proposal concerning any:

•

merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Global or its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Global and its subsidiaries;

•	the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any third party of 15% or more of the consolidated assets of Global and its subsidiaries;

•

the purchase or acquisition, in any manner, directly or indirectly, by any third party of 15% or more of the issued and outstanding shares of Global common stock or any other equity interests in Global; or

•

any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of the shares of Global common stock or any other equity interests of Global or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Global and its subsidiaries.

•

“Superior Proposal” means a bona fide written Competing Proposal (except the references in the definition of “Competing Proposal” to “15%” shall be replaced by “60%”) made by a third party which was not solicited by Global, any subsidiary of Global or representative of Global and which, in the good faith judgment of Global’s board of directors (upon recommendation of the special committee and after consultation with its financial advisor and outside counsel), taking into account the interests of the constituencies and factors set forth in NRS 78.138(4), and the various legal, financial and regulatory aspects of the proposal, including any financing contingencies thereof, (A) if accepted, is reasonably likely to be consummated, and (B) if consummated would result in a transaction that is more favorable to Global’s shareholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent pursuant to its matching rights).

•

“Exempted Person” means any person or group of persons (so long as, in the case of a group of persons, the members of such group who were members of such group immediately prior to the Solicitation Period End Date constitute more than 50% of the equity financing of such group of persons at all times following the Solicitation Period End Date, excluding from this calculation any Contributed Shares held by any person that becomes part of such group, from whom Global or any of its representatives has received a bona fide written Competing Proposal after the date of the Merger Agreement and prior to the Solicitation Period End Date that, on or before the Solicitation Period End Date, the Global board of directors determines in good faith, upon the recommendation of the special committee and after consultation with its financial and legal advisors, constitutes or would reasonably be expected to lead to a Superior Proposal, and which Competing Proposal has not been withdrawn and has not expired or been terminated as of the Solicitation Period End Date. Notwithstanding anything to the contrary contained in the solicitation and change in recommendation provisions of the Merger Agreement, any Exempted Person shall cease to be an Exempted Person for all purposes under the Merger Agreement upon the earlier of the Cut-Off Date and such time as the Competing Proposal made by such person is withdrawn, expires or is terminated.

Appropriate Action; Consents; Filings. Each of Global and Parent has agreed to use (and to cause their respective subsidiaries to use) commercially reasonable efforts to (i) take all appropriate action and do all things necessary, proper or advisable under applicable law or otherwise to complete the transactions contemplated by the Merger Agreement as promptly as practicable; (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Global or Parent or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby; (iii) as promptly as reasonably practicable, and in any event no later than August 16, 2011, make all necessary filings and submissions, and pay any related fees, with respect to the Merger Agreement, the Offer, the Restructuring Transactions, the Top-Up Option and the Merger required under the Exchange Act and any other applicable securities laws, applicable competition laws, if any (with any related fees to be shared equally by Global and Parent), and any other applicable law.

Global and Parent have agreed to cooperate (and to cause their respective subsidiaries to cooperate) with each other in connection with preparing and filing any filings or documents described above and with seeking any actions, consents, approvals or waivers of governmental entities or other third parties in connection with the transactions contemplated by the Merger Agreement.

Each of Global and Parent has agreed to give any notices to third parties and to use commercially reasonable efforts to obtain any third party consents that are necessary, proper or advisable to complete the transactions contemplated by the Merger Agreement, or required to be disclosed by Global to the Purchaser in a disclosure schedule to the Merger Agreement. If either party fails to obtain any third party consent, that party will use its commercially reasonable efforts, and will take any actions reasonably requested by the other party, to minimize any adverse effect upon Global and Parent, their respective subsidiaries and their respective businesses resulting, or which could reasonably be expected to result, after the completion of the Offer or the Merger, from the failure to obtain such consent. Neither Parent nor the Purchaser is required to, and neither Global nor its subsidiaries will without the written consent of Parent, make any payment to or commit to pay any third party or agree to incur any liability or other obligation, in order to obtain any approval or consent with respect to the transactions contemplated by the Merger Agreement, nor shall Global or any of its subsidiaries be required to make such payment (unless Parent agrees to reimburse Global or its subsidiary for such payment).

The Purchaser, Parent and Global will promptly notify the others of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer, the Restructuring Transactions, the exercise of the Top-Up Option, the Merger or any of the other transactions contemplated by the Merger Agreement, keep each other informed as to the status of such request, inquiry, investigation, action or legal proceeding, and promptly inform the others of any communication with any governmental entity regarding the Offer or the Merger.

In order to enable the parties to consummate the transactions completed by the Merger Agreement, Parent and the Purchaser have agreed to take (and will cause their affiliates to take) promptly any and all reasonable steps necessary to avoid or eliminate any impediment and obtain all consents under any competition laws that may be required by any governmental entity with competent jurisdiction. Such steps include committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any law, that would otherwise have the effect of preventing the consummation of the Offer, the Restructuring Transactions or the Merger and the other transactions contemplated by the Merger Agreement.

Employee Benefits. For all employees of Global or its subsidiaries that continue employment with the surviving corporation, the surviving corporation shall continue compensation and benefits on terms that are substantially comparable in the aggregate to the compensation and benefits they received immediately prior to the effective time of the Merger.

Indemnification of Global Directors and Officers. For a period of six years after the completion of the Merger, Parent and the surviving corporation are required to indemnify and hold harmless all past and present directors and officers of Global, whom we refer to as “indemnified persons,” to the same extent such indemnified persons were indemnified by Global as of the date of the Merger Agreement, arising out of such indemnified person’s acts or omissions in their capacity as a director or officer of Global or its subsidiaries occurring at or prior to the completion of the Merger.

Parent and the surviving corporation are also required to advance expenses (including reasonable legal fees) incurred in the defense of any such claim, action, suit, proceeding or investigation in accordance with the procedures set forth in Global’s articles of incorporation, bylaws or any indemnification agreements in existence on the date of the Merger Agreement; provided, that any indemnified person to whom expenses are advanced undertakes to repay such advanced expenses within five business days if it is ultimately determined that such indemnified person is not entitled to indemnification.

For a period of six years after the completion of the Merger, the articles of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of indemnified persons for periods at or prior to the completion of the Merger than were set forth in Global’s articles of incorporation and bylaws on the date of the Merger Agreement. Indemnification agreements with indemnified persons in existence on the date of the Merger Agreement will continue in full force and effect.

For six years after the effective time of the Merger, subject to certain limitations, the surviving corporation is required to maintain for the benefit of Global’s directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the Merger that is substantially equivalent to, and no less favorable in the aggregate than, Global’s policies in effect on the date of the Merger Agreement. The Purchaser is not required to pay premiums in excess of 300% of the current premium (the “Maximum Premium”) to obtain such insurance, provided, that if the cost of such insurance would exceed the Maximum Premium, it is required to obtain as much coverage as can be obtained for payment of the Maximum Premium. Prior to the effective time of the Merger, if requested by Global, Parent has agreed to obtain a “tail” insurance policy or policies prior to the effective time of the Merger covering such insurance requirement.

Financing Cooperation. Global has agreed to provide Parent with reasonable cooperate in connection with the arrangement of any debt financing (the “Financing”) as Parent reasonably requests (except that such requested cooperation may not unreasonably interfere with the ongoing operations of the Global and its subsidiaries). Such cooperation will include, at Parent’s reasonable request

•	participation in a reasonable number of meetings, drafting sessions, rating agency presentations and due diligence sessions;

•

furnishing Parent and its representatives with certain financial and other information of the type and form required by securities laws for offerings of debt securities or used to syndicate credit facilities;

•	assisting Parent and its financing sources in the preparation of customary offering documents and materials;

•	facilitating the execution and delivery at the closing of the Merger of definitive documents related to the Financing;

•	facilitating the pledging at or after the closing of the Merger of collateral in connection with the Financing; and

•	using commercially reasonable efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge.

Parent has agreed to pay, or promptly reimburse Global, for all reasonable out-of-pocket expenses and costs incurred in connection with any such cooperation.

State Takeover Laws. If any “control share acquisition,” “fair price,” “business combination,” or other anti-takeover law or regulation becomes or is deemed applicable to Global, Parent or the Purchaser, the Offer, the Restructuring Transactions, the Merger, the exercise of the Top-Up Option, the Contribution Agreement (described below) or any other transaction contemplated by the Merger Agreement, then Global’s board of directors is required, to the extent permitted by such law, to take all action necessary to render such law or regulation inapplicable.

Shareholder Litigation. The parties have agreed that Global will control, and give Parent the opportunity to participate in the defense of, any litigation brought by Global’s shareholders or in the name of Global against Global and/or its directors relating to the transactions contemplated by Merger Agreement, including the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and the Merger. However, Global has agreed not to compromise or settle any litigation arising or resulting from the transactions contemplated by this Agreement, or consent to the same without the prior written consent of Parent (not be unreasonably withheld).

Stock Exchange De-listing. Prior to the Closing Date, Global will cooperate with Parent and use reasonable best efforts to cause the delisting of Global and the Shares from NASDAQ as promptly as practicable after the effective time of the Merger and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Termination. The Merger Agreement may be terminated:

•	by mutual written consent of Parent and Global, at any time prior to the effective time of the Merger, whether before or after shareholder approval thereof;

•	by either Parent or Global (which we refer to as “mutual termination rights”):

•

if the Offer expires as a result of the non-satisfaction of any condition or requirement of the Offer (see “The Offer — Section 11. Conditions of the Offer”) or is terminated or withdrawn pursuant to its terms or the terms of the Merger Agreement without any Shares being purchased thereunder;

•

if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares in the Offer, pursuant to the Top-Up Option or in the Merger, and such order, decree, ruling or other action has become final and nonappealable (provided the party seeking to terminate the Merger Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action); or

•	by Parent at any time prior to the acceptance for payment of Shares in the Offer (which we refer to as “Parent termination rights”):

•	if an Adverse Recommendation Change has occurred;

•	if Global has breached in any material respect its obligations with respect to the solicitation and change in recommendation provisions of the Merger Agreement;

•

if Global fails to include the Company Board Recommendation in the Schedule 14D-9 or the Schedule 13E-3 or does not permit Parent to include the Company Board Recommendation in the materials circulated to holders of Shares in connection with the Offer;

•

if Global’s board of directors fails to issue a press release that reaffirms the Company Board Recommendation within five business days of a Competing Proposal or any material modification thereof or five business days of Parent’s written request to do so;

•	if Global’s board of directors or any committee thereof authorizes or publicly proposes to do any of the foregoing actions; or

•

if: (i) there is a breach of or inaccuracy in any representation or warranty of Global contained in the Merger Agreement or a breach of any covenant of Global contained in the Merger Agreement, and as a result, the conditions to the Offer are not or cannot be satisfied, (ii) Parent has delivered to Global written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of being cured or at least 30 calendar days have elapsed since the delivery of such written notice to Global and such inaccuracy or breach has not been cured;

•	by Global at any time prior to the acceptance for payment of Shares (which we refer to as the “Global termination right”):

•	if Global’s board of directors determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, but only if:

•

Global has complied in all material respects with the solicitation and change in recommendation provisions of the Merger Agreement with respect to the Superior Proposal (and any Competing Proposal that was previously made by the third party or its affiliates making such Superior Proposal); and

•	simultaneously with the termination of the Merger Agreement, Global enters into a definitive agreement with respect to the Superior Proposal and pays the applicable Breakup Fee to Parent; or

•

if (i) there is a breach of or inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement or breach of any covenant of Parent or the Purchaser contained in the Merger Agreement that has had or is reasonably likely to prevent or materially delay the consummation of the Offer, the Restructuring Transactions or the Merger, (ii) Global has delivered to Parent written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of being cured or at least 30 calendar days have elapsed since the delivery of such written notice to Parent and such uncured inaccuracy or breach has not been cured;

•

if the Purchaser fails to accept for payment Shares validly tendered and not withdrawn in the Offer, and at such time all of the conditions and requirements of the Offer are satisfied or have been waived.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, the Purchaser or Global or their respective subsidiaries, officers or directors. No party is relieved of any liability or damages for a willful and material breach of the Merger Agreement.

Global has agreed to pay Parent a breakup fee of $8,286,910 million in cash (the “Primary Breakup Fee”) if Parent terminates the Merger Agreement pursuant to any Parent termination right set forth in the first five bullet points under the definition of “Parent termination right” above or Global terminates the Merger Agreement pursuant to the first bullet point under the definition of “Global termination right” above. However, if Global terminates the Merger Agreement pursuant to such “Global termination right” above (in connection with the termination of the Merger Agreement to accept a Superior Proposal from an Exempted Person) prior to the Cut-Off Date, then Global shall only pay Parent a termination fee of $4,143,455 million in cash (the “Secondary Breakup Fee”, and together with the Primary Breakup Fee, the “Breakup Fees”)

Global is also required to pay the Primary Breakup Fee if:

•

Parent or Global terminates the Merger Agreement pursuant to the mutual termination right set forth in the first bullet point under the definition of “mutual termination right” (but only in the case of the failure of the Minimum Condition or the conditions set forth in the fifth, sixth, seventh or tenth bullet points under “The Offer — Section 11. Conditions of the Offer”; or

•	Parent terminates the Merger Agreement pursuant to any Parent termination right set forth in the sixth bullet point under the definition of “Parent termination right” above;

and, in each case:

•	prior to the termination of the Merger Agreement a Competing Proposal has been made or communicated to Global, Global’s board of directors or special committee; and

•

a definitive agreement providing for a transaction that constitutes a Competing Proposal is entered into within 12 months after the termination of the Merger Agreement, as a result of which any third party will acquire 50.1% or more of the voting power or Global or 50.1% of the consolidated assets, revenues or net income of Global;

•	a person purchases 50.1% or more of Global’s and its subsidiaries’ consolidated assets or 50.1% or more of the voting power of Global; or

•	any tender, exchange or other offer or arrangement for Global voting securities is publicly announced within 12 months after the termination of the Merger Agreement;

Any Breakup Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by Parent. Global is not obligated to pay the Breakup Fee on more than one occasion.

If Global fails to pay the applicable Breakup Fee, Global is required to pay Parent and the Purchaser their reasonable costs and expenses (including reasonable attorney’s fees) in connection with the collection under and enforcement of this provision.

Fees and Expenses. Except as otherwise explicitly provided for in the Merger Agreement, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Contribution, Non-Tender and Support Agreement

In connection with the Merger Agreement, William L. Yde III, the Chairman, Chief Executive Officer and President of Global, entered into a Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, with Parent, which we refer to as the “Contribution Agreement.” The following summary of certain provisions of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement itself, which is incorporated herein by reference. We have filed a copy of the Contribution Agreement as an exhibit to the Schedule TO. Shareholders and other interested parties should read the Contribution Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the Contribution Agreement, Mr. Yde has agreed to become a limited partner of Parent and to transfer, deliver and contribute 535,715 Shares beneficially owned by Mr. Yde, representing approximately 2.8% of the total outstanding Shares, to the capital of Parent (the “Contribution”). Upon and in consideration of such Contribution, Mr. Yde will be admitted as a limited partner of Parent. We refer to the Shares contributed by Mr. Yde to Parent as the “Contributed Shares.” The Contributed Shares represent approximately 41.2% of the Shares beneficially owned by Mr. Yde. The Contribution will be completed after Shares are accepted for payment in the Offer and prior to the effective time of the Merger. The Contribution is conditioned on, among other customary conditions, the satisfaction or waiver by Parent or Global, as applicable, of all the conditions to the Merger under the Merger Agreement, as well as the delivery by Parent to Mr. Yde of a duly executed employment agreement on terms and conditions consistent in all material respects with the requirements of the letter agreement dated as of August 2, 2011 between Parent and Mr. Yde with respect to Mr. Yde’s continued employment after completion of the Merger. A description of the limited partnership interests in Parent to be received by Mr. Yde in the Contribution is set forth below under “— Agreement of Exempted Limited Partnership of Parent.”

In addition, pursuant to the Contribution Agreement, Mr. Yde has agreed that he will not tender any of his Shares into the Offer or any subsequent offering period without the prior written consent of Parent. Shares owned by Mr. Yde, other than the Contributed Shares, will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding tax. Mr. Yde has also agreed to vote all Shares beneficially owned or controlled by Mr. Yde, in connection with any meeting of Global’s shareholders or any action by written consent in lieu of a meeting of shareholders:

•

in favor of adopting the Merger Agreement and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and the Contribution Agreement and any other matter that must be approved by the shareholders of Global in order to consummate the transactions contemplated by the Merger Agreement;

•	against any Competing Proposal; and

•	against any proposal, action or agreement that would result in any of the conditions to the consummation of the Merger, not being fulfilled or satisfied.

During the term of the Contribution Agreement, except as otherwise provided therein or as required by applicable law, Mr. Yde will not:

•	transfer, pledge, hypothecate, encumber, assign or otherwise dispose of his Shares except with Parent’s prior written consent;

•

grant any proxy, power-of-attorney or other authorization or consent in or with respect to his Shares that would be inconsistent with his voting or consent obligations under the Contribution Agreement; or

•	take any other action that would restrict, limit or interfere in any material respect with the performance of his obligations under the Contribution Agreement.

Except as permitted pursuant to the Merger Agreement, during the term of the Contribution Agreement, Mr. Yde has agreed not to:

•

solicit, initiate, propose, knowingly facilitate or encourage (including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal;

•

furnish to any person any material nonpublic information with respect to, any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to, any Competing Proposal;

•

engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal;

•	approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal;

•	make any public statement or proposal inconsistent with the Company Board Recommendation; or

•

enter into any agreement, agreement in principle, letter of intent or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring Mr. Yde to abandon, terminate or breach its obligations under the Contribution Agreement or fail to consummate the transactions contemplated by the Contribution Agreement.

Mr. Yde has agreed to notify Parent promptly (and no later than 24 hours) if Mr. Yde receives (i) any Competing Proposal, (ii) certain requests for non-public information relating to Global or any of its subsidiaries or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. Such notice shall include, the name of the third party making such Competing Proposal, request or inquiry and the material terms and conditions of such Competing Proposal, request or inquiry. The Contribution Agreement does not limit Mr. Yde’s right, acting solely in his capacity as an officer or director of Global, to fulfill the obligations of his office or perform any obligations required by his fiduciary duties.

Mr. Yde has also agreed not to commence or join any class in any action challenging or seeking to enjoin any provision of the Contribution Agreement or the Merger Agreement or alleging a breach of fiduciary duty in connection therewith.

The Contribution Agreement will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the termination or withdrawal of the Offer without any Shares being purchased; and (iii) the effective time of the Merger.

Agreement of Exempted Limited Partnership of Parent

Pursuant to the Contribution Agreement, Mr. Yde has agreed to become a limited partner of Parent and to transfer, deliver and contribute 535,715 Shares beneficially owned by Mr. Yde, representing approximately 2.8% of the total outstanding Shares, to the capital of Parent. Upon and in consideration of such contribution, Mr. Yde will be admitted as a limited partner of Parent. Parent and Mr. Yde have agreed that the rights, privileges and preferences of Mr. Yde’s limited partnership interests in Parent will be set forth in an Amended and Restated Agreement of Exempted Limited Partnership of Parent (the “Parent Partnership Agreement”), the form of which is required to be reasonably acceptable to Mr. Yde and which shall include, among other things, the terms and conditions described on Exhibit A to the Contribution Agreement, which is incorporated herein by reference. The following summary of the terms and conditions of the proposed Parent Partnership Agreement represents the current intentions of Parent and Mr. Yde. However, the Parent Partnership Agreement has not yet been drafted, negotiated or agreed to between Parent and Mr. Yde, and the terms and conditions of the Parent Partnership Agreement may differ in certain respects from the terms and conditions described on Exhibit A to the Contribution Agreement and summarized below.

Pursuant to the Commitment Letter and in accordance with the Parent Partnership Agreement, the Fund X AIVs and one or more other affiliated investment funds will make their initial equity capital contributions to Parent in cash in an aggregate amount of up to $225 million to fund the aggregate price to be paid in the Offer and the Merger. We refer to the Fund X AIVs and any affiliated investment funds as the “GTCR Limited Partners.” The amount of this initial equity consideration may be reduced to the extent there is excess cash available on Global’s balance sheet subsequent to the completion of the Merger. Pursuant to the Contribution Agreement, Mr. Yde will make his initial capital contribution to Parent by contributing the Contributed Shares having an aggregate value of $7.5 million (calculated as the Offer Price, multiplied by the total number of Contributed Shares), less the aggregate value of any Contributed Shares that Mr. Yde uses to acquire Management Carry (as described below).

The general partner of Parent (the “General Partner”) will hold a general partnership interest in Parent, which will represent a nominal interest in Parent. Each of the GTCR Limited Partners and Mr. Yde will receive the following limited partnership interests in Parent in consideration of their initial capital contributions, allocated on a pro rata basis among the limited partners:

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Preferred limited partnership interests in Parent, which will accrue a non-cash yield at a rate of 8% per annum, compounded quarterly, and represent approximately 98% of the equity interests in Parent; and

•	Common limited partnership interests in Parent, which represent approximately 2% of the equity interests in Parent.

Mr. Yde and other members of Global management will also have the opportunity to acquire up to 11% of the total common limited partnership interests of Parent. We refer to these common limited partnership interests as the “Management Carry”. As described in “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”, Parent may seek third party debt financing to replace or refinance the debt funding contemplated to be made available by the Fund X AIVs, prior to or after the completion of the Offer and the Merger. The size of the Management Carry is expected to be increased to 11.5% of the total common limited partnership interests if Global obtains greater than AUD 50 million in third party debt financing prior to or within 60 days after completion of the Offer and the Merger. The Management Carry will dilute all other common limited partnership interests on a pro rata basis, and may be structured as a purchase by Mr. Yde and other members of management or as a profits interests in Parent (as described below). Mr. Yde is expected to acquire 5% of the Management Carry (out of the aggregate 11% total pool), which Mr. Yde may elect to structure as a purchase or a profits interest. If Mr. Yde elects to purchase a portion of the Management Carry, Mr. Yde may use Contributed Shares for the purchase, which Contributed Shares shall have an aggregate deemed value equal to the Offer Price, multiplied by the total number of Contributed Shares so used. The allocation of the remaining Management Carry among other members of Global management has not yet been determined and will be agreed to by Mr. Yde and the GTCR Limited Partners. If the Management Carry is increased by 0.5% in connection with the receipt of third party debt financing, the additional Management Carry will be allocated as determined by Mr. Yde. Some portion of the Management Carry may be allocated on an incentive basis to certain employees in the form of profits interests, which will participate only in value created after the date of issuance. Any profits interests will be structured in the manner, and subject to the terms and conditions, agreed by Mr. Yde and the GTCR Limited Partners.

The Management Carry will vest ratably on an annual basis over five years, beginning on the one year anniversary of the Closing of the Merger. Outstanding Management Carry will vest immediately upon a sale of Parent to a third party (other than public offerings). The Management Carry will be subject to a repurchase right in favor of Parent and the GTCR Limited Partners, and may be repurchased by Parent or the GTCR Limited Partners at their option upon termination of employment of Mr. Yde or other members of management participating in the Management Carry. The repurchase price of vested interests will be fair market value (as determined by the board of directors of the General Partner, but subject to dispute resolution mechanics), except in the case of a termination with cause, in which case the price will be the lower of cost and fair market value. The repurchase price of unvested interests will be the lower of cost and fair market value.

In the case of additional capital contributions by affiliates of the GTCR Limited Partners, then, subject to certain exceptions, the GTCR Limited Partners and Mr. Yde will have the opportunity to fund Parent on a pro rata basis in accordance with their capital contributions (without regard to any Management Carry), in order to maintain a constant level of ownership.

Assuming that Global has approximately $41.7 million in available cash on its balance sheet subsequent to the completion of the Merger, Mr. Yde is expected to hold approximately 3.82% of the common limited partnership interests of Parent, without regard to the Management Carry, and Mr. Yde is expected to hold at least 8.31% of the common limited partnership interests of Parent after giving effect to the Management Carry, including the portion of the Management Carry expected to be awarded to Mr. Yde.

Subject to the ultimate control of GTCR Investment X AIV Ltd., the General Partner will control the business and affairs of Parent. The board of directors of the General Partner is expected to consist initially of Mr. Yde, up to three directors designated by an affiliate of the GTCR Limited Partners and up to two additional directors to be mutually determined by Mr. Yde and such affiliate. Mr. Yde will be the initial chairman of the board of directors of the General Partner. Subject to the ultimate control of the General Partner, it is expected that Mr. Yde and the other members of management will have day-to-day responsibility regarding Parent’s and its subsidiaries’ business operations.

The limited partnership interests held by Mr. Yde and other members of management will be subject to customary transfer restrictions, as well as registration rights, drag-along rights, tag-along rights and other customary rights in the context of private equity investments. In connection with the Contribution, Mr. Yde will also agree to certain noncompetition provisions as to Global consistent with his new employment agreement to be entered into in connection with the Merger (as described below) for a period of four (4) years from the date of the closing of the Acquisition. It is expected that other members of management will also enter customary non-competition agreements with Parent, as appropriate.

Compensation Arrangements with Mr. Yde and Other Executive Officers and Key Employees

Concurrently with the execution of the Merger Agreement, Parent entered into a letter agreement with Mr. Yde, pursuant to which Parent and Mr. Yde confirmed their agreement to enter into a new employment agreement (the “New Employment Agreement”) after the closing of the transactions contemplated by the Merger Agreement, which will supersede or replace Mr. Yde’s existing employment agreement with Global (the “Existing Employment Agreement”). Under the New Employment Agreement, Mr. Yde will continue to act as chief executive officer of Global after completion of the Offer and the Merger. The provisions of the New Employment Agreement will be substantially the same as those in the Existing Employment Agreement, except that (a) the term of the New Employment Agreement will extend through the fifth anniversary of the closing of the Merger, (b) certain equity award provisions in the Existing Employment Agreement will not be included in the New Employment Agreement and (c) the non-competition provisions in the New Employment Agreement will continue for 18 months following termination of employment (rather than 12 months in the Existing Employment Agreement) and the geographic restrictions in the non-competition provisions of the New Employment Agreement will differ from those in the Existing Employment Agreement. Mr. Yde’s obligations under the Contribution Agreement are conditioned upon delivery by Parent to Mr. Yde of a duly executed employment agreement on terms and conditions consistent in all material respects with these requirements. There can be no assurance that Mr. Yde and Parent will enter into the New Employment Agreement. A copy of the letter agreement has been filed with the SEC as an exhibit to the Schedule TO and is incorporated herein by reference. Shareholders and other interested parties should read the letter agreement in its entirety for a complete description.

Parent also expects to offer certain executive officers, including Scott E. Cody and B. William Pezzimenti, and other key employees new employment arrangements with the surviving company after the completion of the

Offer and the Merger. These arrangements may include (and, in the case of Messrs. Cody and Pezzimenti, are expected to include) the right to purchase or participate in the Management Carry. These matters are subject to negotiation and have not been specifically discussed by Parent with these executive officers or key employees. It is expected that these arrangements will provide for compensation materially consistent with the existing arrangements in place at Global. These arrangements would be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Commitment

Parent and U.S. Parent have received a commitment letter (the “Commitment Letter”) from GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”), pursuant to which Fund X/A AIV (or its permitted assignees) has agreed to purchase debt securities or other indebtedness of U.S. Parent in an aggregate amount of $60,000,000 and equity securities of Parent in an aggregate amount equal to the additional cash amount required for Parent to pay (or to cause U.S. Parent or the Purchaser or its designated subsidiaries to pay) (A) the Offer Price in respect of each Share validly tendered and accepted for payment in the Offer, (B) as merger consideration, the Offer Price in respect of each Share issued and outstanding prior to the effective time of the Merger (other than Shares to be cancelled and retired or converted in accordance with the Merger Agreement), (C) the aggregate cash portion of the purchase price payable by the Purchaser for any Shares purchased upon the exercise of the Top-Up Option, (D) the amounts required to be paid in respect of stock options and restricted Shares of Global or in relation to the termination of all stock option plans of Global and (E) all other amounts owed by Parent, U.S. Parent or the Purchaser under the Merger Agreement and the fees and expenses contemplated thereby (collectively, the “Commitment”); except that Fund X/A AIV (or its permitted assignees) shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of or otherwise provide funds to Parent, U.S. Parent or the Purchaser in any amount in excess of the Commitment, and the Commitment shall not under any circumstances exceed $285,000,000 in the aggregate.

Fund X/A AIV may assign all or a portion of its obligations to fund the Commitment to one or more person(s) controlling, controlled by or under common control with, Fund X/A AIV that agree to assume Fund X/A AIV’s obligations pursuant to the Commitment Letter, however, no such assignment shall relieve Fund X/A AIV of its obligations under the Commitment Letter. Fund X/A AIV has advised Global that it intends to assign a portion of the Commitment to GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership, and another affiliated investment fund. The obligation of Fund X/A AIV (or its permitted assignees) to fund the Commitment is subject to satisfaction or waiver of the conditions of Parent, U.S. Parent and the Purchaser to accept Shares for payment in the Offer as set forth in the Merger Agreement (other than those conditions to be satisfied at and as of the Expiration Date, but subject to those conditions being satisfied at and as of such time and date), and the funding of the Commitment will occur no later than the consummation of the Offer and the Merger, as applicable.

Fund X/A AIV’s (or its permitted assignees’) obligations under the Commitment Letter may only be enforced by Parent at the direction of its Stockholders. No other third party, including Global or any creditor of Global, Parent or U.S. Parent will have any right of enforcement under the Commitment Letter. Concurrently with the execution of the Commitment Letter, Fund X/A AIV executed a guaranty in favor of Global (as more fully described below). Such guaranty is Global’s exclusive remedy against Fund X/A AIV with respect to its obligations under, or in connection with, the Merger Agreement and the transactions contemplated thereby.

The Commitment Letter and Fund X/A AIV’s obligation to fund the Commitment will terminate automatically and immediately upon the earlier of the effective time of the Merger or the termination of the Merger Agreement. The foregoing summary of the Commitment Letter does not purport to be a complete description of the Commitment Letter and is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Guaranty

Concurrently with the execution and delivery of the Commitment Letter and the execution of the Merger Agreement, Fund X/A AIV delivered a guaranty to Global (the “Guaranty”), pursuant to which Fund X/A AIV irrevocably and unconditionally guaranteed the performance of, all of the obligations, covenants and agreements of Parent, U.S. Parent and the Purchaser under the Merger Agreement (the “Guaranteed Obligations”), in an amount up to $285,000,000. The Guaranty is a continuing guarantee, may not be revoked or terminated and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, whenever arising. The Guaranty is a guarantee of payment, not merely of collection, and it contains customary subrogation provisions, waivers of suretyship, defenses and other typical waivers. Notwithstanding the foregoing, the Guaranty shall terminate and Fund X/A AIV shall have no further rights or obligations under the Guaranty upon the effective time of the Merger or three months following the termination of the Merger Agreement, whichever is earlier, except in connection with any claim brought within the three-month period, in which case Fund X/A AIV’s obligations shall continue until the claim is finally satisfied or resolved. The foregoing summary of the Guaranty does not purport to be a complete description of the Guaranty and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as an exhibit to the Schedule 13E-3 and the Schedule TO and incorporated herein by reference.

Confidentiality Agreement

The following summary of certain provisions of the amended and restated confidentiality agreement is qualified in its entirety by reference to the amended and restated confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and Global entered into a confidentiality agreement on January 10, 2011, which was amended and restated as of August 2, 2011. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Parent agreed to keep confidential all non-public information furnished by Global to Parent or its representatives, and all analyses or documents prepared by Parent or its representatives based upon such non-public information for a period of 42 months from January 10, 2011. Parent also agreed that the non-public information furnished to Parent would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by Global, Parent and its representatives are required to return or destroy the written non-public information furnished to Parent under the confidentiality agreement and to destroy any analyses or documents prepared by Parent or its representatives based upon such non-public information.

7.	Dissenter’s Rights; Rule 13e-3

Holders of Shares are not entitled to dissenter’s rights under NRS Chapter 92A or any other appraisal or similar rights in connection with the Offer, and, if the Shares remain listed or authorized for listing on the NASDAQ Global Market through the effective time of the Merger, then holders of Shares will not be entitled to dissenter’s rights under NRS Chapter 92A or any other appraisal or similar rights in connection with the Merger. Although Parent and the Purchaser do not intend to delist the Shares from the NASDAQ Global Market or to terminate registration of the Shares under the Exchange Act prior to the completion of the Merger, if following the Offer the Shares no longer meet the requirements for continued listing on the NASDAQ Global Market, NASDAQ could seek to delist the Shares and cease trading of the Shares on the NASDAQ Global Market.

Pursuant to the Contribution Agreement, Mr. Yde has agreed to contribute 535,715 of the 1,301,747 Shares beneficially owned by Mr. Yde to Parent prior to the completion of the Merger. Upon and in consideration of such contribution, Mr. Yde will be admitted as a limited partner of Parent. As a result of such contribution and the securities of Parent granted to Global’s executive officers as incentive compensation as described above, the

Purchaser Group is considered to be an affiliate of Global, and the transactions contemplated by the Merger Agreement is considered to constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Global and certain information relating to the fairness of the Offer and the Merger and the consideration offered to unaffiliated shareholders will be filed with the SEC and disclosed to unaffiliated shareholders. Purchaser has provided such information in this Offer to Purchase and a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto, including this Offer to Purchase and Global’s Schedule 14D-9, filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.

8.	Transactions and Arrangements Concerning the Shares

Except by reason of the Merger Agreement and the Contribution Agreement no member of the Purchaser Group or, to the best of their knowledge, any person listed in Schedule I hereto or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, has engaged in any transactions in Shares during the past 60 days or is a party to any agreement, arrangement or understanding with respect to the Shares or any other securities of Global (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). In addition, no member of the Purchaser Group has purchased any Shares within the past two years.

William L. Yde III was a party to a certain Voting Agreement (the “Johander Trust Voting Agreement”) dated September 30, 2005 with Robert L. Johander Revocable Trust u/a/d December 18, 2006 (the “Johander Trust”), pursuant to which Mr. Yde had the right to vote 695,992 Shares held by the Johander Trust. The Johander Trust Voting Agreement terminated and Mr. Yde no longer has the right to vote such Shares held by the Johander Trust.

9.	Certain Relationships between Parent, U.S. Parent or the Purchaser and Global

There are no relationships between Parent, U.S. Parent or the Purchaser or any of their respective affiliates, on the one hand, and Global, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this Offer to Purchase other than in respect of the Merger Agreement and those arrangements described in “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; and “Special Factors — Section 8. Transactions and Arrangements the Concerning Shares.”

10.	Interests of Directors and Executive Officers in the Offer and the Merger

In considering the fairness of the consideration to be received in the Offer and the Merger, the shareholders of Global should be aware that certain directors and executive officers of Global have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in Global’s Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements — (d)(1) Arrangements with Directors and Executive Officers of Global”; “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d)(2) Arrangements with Parent and Purchaser”; “Item  4. The Solicitation Or Recommendation — (a)(2) Background of the Transaction”; and “Item 8. Additional Information To Be Furnished — (b) Golden parachute information,” which description and information is incorporated herein by reference.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $14.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Friday, September 16, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	for one or more periods of up to 10 business days each until November 15, 2011, if at the Expiration Date any of the conditions to the Offer have not been satisfied or waived; and

•

for one or more periods of up to 10 business days each until December 31, 2011, if on or after November 15, 2011, all of the conditions to the Offer have been satisfied or waived, other than the Minimum Condition and either or both of the Governmental Approvals Condition (as defined below) and the absence of any review or waiting period by or on behalf of a governmental entity.

Additionally, Parent and the Purchaser have agreed to extend the Offer if Global notifies Parent that, on or before September 13, 2011, Global has received a competing proposal that Global’s board of directors determines in good faith, upon the recommendation of Global’s special committee of independent directors, would reasonably be expected to be superior to the Offer and the Merger. In such case, Parent and the Purchaser will extend the Offer for one or more periods of at least three business days until 5:00 p.m., New York City time, on the earlier of October 3, 2011 and the business day immediately after the competing proposal expires or is terminated. If any conditions to the Offer have not been satisfied or waived as of October 3, 2011, we are not required to extend the Offer, but are permitted to do so, if Global’s board of directors received a competing proposal during the solicitation period and by October 3, 2011 has not rejected the competing proposal and publicly reconfirmed the recommendation of the Offer and the Merger.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if the Purchaser does not hold at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of Section 92A.180 of the NRS, then the Purchaser is permitted to provide a subsequent offering period (and one or more extensions thereof) of at least three but no more than 20 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A Subsequent Offering Period would be an additional period of time following the Expiration Date during which shareholders could tender Shares not tendered in the Offer and receive the Offer Price. The Purchaser is not required to provide a Subsequent Offering Period under the Merger Agreement and if the Purchaser satisfies the requirements of the NRS to complete a “short-form” merger, we expect to do so without providing a Subsequent Offering Period. During a Subsequent Offering Period, if any, we will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering shareholders will not have withdrawal rights. Additionally, during a Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Shareholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period. We cannot provide a Subsequent Offering Period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin a Subsequent Offering Period. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to do so.

There is no financing condition to the Offer. The Offer is subject to a condition that there be validly tendered in the Offer and not properly withdrawn before the expiration of the Offer (A) a number of shares of Global’s common stock, par value $.001 per share (collectively, the “Shares”), that, together with the Shares owned by William L. Yde III, the Chairman, Chief Executive Officer and President of Global, that are subject to the Contribution, Non-Tender and Support Agreement to which Mr. Yde is a party with Parent (the “Covered Shares”) and the number of Shares then owned by Parent or any of its wholly-owned subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned subsidiaries, including the Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis, and (B) a number of Shares which represents at least a majority of the Shares then issued and outstanding, excluding from such calculation (x) the Covered Shares, (y) Shares owned by any executive officer of Global, and (z) Shares owned by Parent or any of its subsidiaries (the “Majority of the Minority Condition” and together with clause (A), the “Minimum Condition”). The Minimum Condition, including the Majority of the Minority Condition, is not waivable by the Purchaser or Parent without the prior written approval of Global by action of Global’s board of directors upon the recommendation of Global’s special committee of independent directors. The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the receipt of certain approvals or consents of the Australian Foreign Investment Review Board under Australia’s Foreign Acquisition and Takeovers Act of 1975 and Australia’s Foreign Investment Policy (the “Governmental Approvals Condition”), and (ii) no material adverse effect on Global having occurred. See “The Offer — Section 11. Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Global, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•

impose any conditions or requirements to the Offer in addition to the conditions described in “The Offer — Section 11. Conditions of the Offer,” other than procedural and other customary requirements for tendering shares;

•	amend or waive the Minimum Condition or the Governmental Approvals Condition (as defined in “The Offer — Section 11. Conditions of the Offer”); or

•	amend any of the conditions to the Offer described in “The Offer — Section 11. Conditions of the Offer” in a manner adverse to the holders of Shares.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 5:00 p.m., New York City time, on Friday, September 16, 2011 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations interpretations or positions of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders;

•

waive any of the unsatisfied conditions of the Offer (other than the Minimum Condition or the Governmental Approvals Condition) and, subject to complying with the rules, regulations interpretations or positions of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•

extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release via PR Newswire.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Global has agreed to provide the Purchaser with Global’s shareholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in “The Offer — Section 1. Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See “The Offer — Section 1. Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see “The Offer — Section 1. Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•

in the case of a transfer effected under the book-entry transfer procedures described in “The Offer — Section 3. Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in “The Offer — Section 3. Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in “The Offer — Section 3. Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in “The Offer — Section 4. Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign to Parent and/or one or more direct or indirect subsidiaries of Parent any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedure for Tendering Shares

Valid Tender. A shareholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•

for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “— Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering shareholder must comply with the guaranteed delivery procedures described under “— Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period and no guaranteed delivery procedure will be available during a Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the shareholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Market.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser. During the Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal — shareholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Global’s articles of incorporation and bylaws, any other annual, special or adjourned meeting of Global’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Global shareholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section. Under the Merger Agreement, stock options that are outstanding at the completion of the Merger will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding tax, equal to the Offer Price, less the exercise price per Share under the stock option, multiplied by the number of Shares subject to the stock option. Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. For information with respect to the treatment of unvested options, see “Special Factors — Section 5. Effects of the Offer.”

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, U.S. Parent, Parent, the Depositary, the Information Agent, Global or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after October 8, 2011, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in “The Offer — Section 3. Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in “The Offer — Section 3. Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See “The Offer — Section 1. Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, U.S. Parent, the Depositary, the Information Agent, Global or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS. To avoid backup withholding, U.S. holders that do not otherwise establish an exemption must provide the Purchaser or its paying agent with its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing and returning the Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from the backup withholding rules. In general, for an individual, the TIN is such individual’s social security number.

If the Purchaser or its paying agent is not provided with the correct TIN, the U.S. holder (or other payee) may be subject to a $50 penalty imposed by the IRS, and any reportable payments made to such person may be subject to backup withholding at the applicable rate, currently 28%. Such reportable payments generally will be subject to information reporting, even if the Purchaser or its paying agent is provided with a TIN. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such U.S. holder should write “Applied For” in the space provided for the TIN in Part I of Form W-9 and sign and date the Form W-9. If “Applied For” is written in Part I and the Purchaser or its paying agent is not provided with a TIN prior to the date of payment, 28% of any reportable payments made to the U.S. holder will be withheld. For further information concerning backup withholding and instructions for completing Form W-9 (including how to obtain a TIN if you do not have one and how to complete Form W-9 if the Shares are held in more than one name), consult the instructions in the Form W-9 contained in the Letter of Transmittal, from the Depositary upon request or from the IRS at its internet website: www.irs.gov.

Certain persons (including, among others, certain corporations) are not subject to these backup withholding and reporting requirements. Exempt U.S. persons should indicate their exempt status on Form W-9. Holders should consult their tax advisors as to any qualification for exemption from backup withholding, and the procedure for obtaining the exemption.

NOTE: FAILURE TO COMPLETE AND RETURN FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE FORM W-9 AND INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL FOR ADDITIONAL DETAILS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•

Global is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet point, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Global does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Global constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a non-U.S. holder that owns (actually or constructively) more than five percent of the Shares. Non-U.S. holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with the applicable and properly executed

IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. An IRS Form W-8 can be obtained from the Depositary upon request or from the IRS at its internet website www.irs.gov. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Market under the symbol “GNET.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Market, based on published financial sources.

	High	Low
Fiscal Year Ended June 30, 2010
First Quarter	$5.10	$3.59
Second Quarter	$5.60	$3.85
Third Quarter	$5.72	$4.23
Fourth Quarter	$6.39	$4.75
Fiscal Year Ended June 30, 2011
First Quarter	$5.97	$4.79
Second Quarter	$9.74	$4.95
Third Quarter	$13.21	$9.29
Fourth Quarter	$13.85	$9.97
Fiscal Year Ending June 30, 2012
First Quarter (through August 8, 2011)	$14.35	$11.22

On August 2, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Market was $11.67 per share. On August 8, 2011, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Market was $13.87 per share. Shareholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that Global has not paid any dividends during the fiscal years ended June 30, 2010 or June 30, 2011 or during the interim period through August 9, 2011. The Merger Agreement provides that, without Parent’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the effective time of the Merger, Global may not declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to its capital stock.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. None of Parent, U.S. Parent or the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Global Market Listing and Controlled Company Status. Parent and the Purchaser do not intend to delist the Shares from the NASDAQ Global Market prior to the completion of the Merger. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Market if, among other things, (i) there were at least 400 shareholders, (ii) the minimum bid price for the Shares was at least $1 per share and (iii) either:

•

there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and shareholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on NASDAQ Global Market could be discontinued. If this occurs, the market for the Shares would likely be adversely affected. If the NASDAQ Global Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Global will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that Global would be exempt from the requirement that Global’s board of directors be comprised of a majority of independent directors and the related rules covering the independence of directors serving on the Compensation Committee and the Corporate Governance and Nominating Committee of Global’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Global’s board of directors. Following the completion of the Offer, Global has agreed to appoint our designees as directors and to elect “controlled company” status. The number of directors that the Purchaser has the right to appoint is proportionate to the percentage of the outstanding Shares owned by Parent and its wholly-owned Subsidiaries, including Shares purchased in the Offer. Until the closing of the Merger, Global’s board of directors will include at least three directors who are currently directors of Global and who are “independent directors” within the meaning of the NASDAQ Marketplace Rules and at least one member of whom is an “audit committee financial expert” within the meaning of the Rule 407(d)(5) of Regulation S-K under the Exchange Act.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Parent and the Purchaser do not intend to terminate registration of the Shares under the Exchange Act prior to the completion of the Merger. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Global subject to registration, would substantially reduce the information required to be furnished by Global to its shareholders and would make certain provisions of the Exchange Act no longer applicable to Global, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders. Furthermore, the ability of “affiliates” of Global and persons holding “restricted securities” of Global to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Global will apply for termination of registration of the Shares under the Exchange Act after the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Global

Global Traffic Network, Inc. Global is a Nevada corporation with its principal executive offices at 880 Third Avenue, 6th Floor, New York, New York 10022. The telephone number of Global at such office is (212) 896-1255. According to its Quarterly Report on Form 10-Q for the nine month period ended March 31, 2011, Global provides traffic and news information reports to radio and television stations in international markets. Global provides traffic information reports to radio and television stations in Australia and Canada and traffic information reports to radio stations in the United Kingdom, provides news and information reports to radio stations in Canada, entertainment news reports to radio stations in the United Kingdom and has an inventory of commercial advertising embedded in radio news reports in Australia. Global derives a substantial majority of its revenues from the sale of commercial advertising embedded within these information reports. Global obtains this advertising inventory from radio and television stations in exchange for providing stations with information reports and/or cash compensation. Global also derives revenues from providing traffic related reporting services to government agencies in the United Kingdom.

Available Information. Global is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Global’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Global’s securities and any material interests of such persons in transactions with Global is required to be disclosed in proxy statements distributed to Global’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Global that have been filed via the EDGAR system.

None of the Purchaser Group, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Global provided by Global or contained in the periodic reports, documents and records referred to herein or for any failure by Global to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

Summary Historical Financial Information. The following table sets forth summary historical financial data for Global as of and for the nine months ended March 31, 2011 and 2010 and for each of the fiscal years ended June 30, 2010 and 2009.

The following financial information for Global as of and for the years ended June 30, 2010 and 2009 and as of and for the nine-month periods ended March 31, 2011 and 2010 has been derived from and should be read in conjunction with, the audited financial statements and other financial information contained in Global’s Annual Report on Form 10-K for the years ended June 30, 2010 and 2009 and the unaudited interim financial statements and other financial information contained in Global’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2011 and 2010, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Global with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included in Global’s Annual Report on Form 10-K for the years ended June 30, 2010 and 2009 and Global’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2011 and 2010, are incorporated by reference into this Offer to Purchase. The reports have been filed with the SEC and may be inspected at, and copies thereof may be obtained from, the same places and in the same matter set forth under “Available Information” above.

Summarized Financial Information
(numbers in thousands except ratios and per share data)
Income Statement for the
	Nine months ending March 31, 2011	Nine months ending March 31, 2010	Year ended June 30, 2010	Year ended June 30, 2009

Revenues	$83,902	$70,094	$93,335	$60,337
Operating expenses (exclusive of depreciation and amortization expense shown separately below)	53,196	47,685	63,266	40,937
Selling, general and administrative expenses	18,102	15,813	21,038	15,615
Depreciation and amortization	4,422	3,910	5,326	2,547
Net operating income	8,182	2,686	3,705	1,238
Interest expense	—	15	15	39
Other (income)	(916)	(754)	(967)	(1,050)
Net income (loss) before taxes	9,059	3,393	4,625	2,172
Net income (loss)	4,896	271	627	(1,085)
Net income (loss) per common share
Basic	0.27	0.01	0.03	(0.06)
Diluted	0.26	0.01	0.03	(0.06)
Ratio of earnings to fixed charges	24.1	8.9	9.3	5.8

Balance Sheet
	As of March 31, 2011	As of March 31, 2010	As of June 30, 2010	As of June 30, 2009

Cash and cash equivalents	$36,972	$21,374	$19,564	$21,419
Current assets	61,423	41,814	40,582	39,034
Noncurrent assets	23,429	26,739	24,506	30,136
Total assets	84,852	68,553	65,088	69,170
Current liabilities	18,000	15,018	13,825	18,081
Noncurrent liabilities	3,503	3,353	3,096	3,785
Total liabilities	21,503	18,371	16,921	21,866
Stockholders’ equity	63,349	50,182	48,167	47,304
Book value per share	$3.33

Summary Recent Financial Information. Global provided Parent and the Purchaser with copies of Global’s consolidated financial statements for the three months ended June 30, 2011 and the fiscal year ended June 30, 2011. These financial statements are not yet available and Global’s independent registered public accounting firm, BDO Audit (NSW-VIC) Pty Ltd., has not completed its audit for such periods. Parent and the Purchaser have been advised that Global’s expectations with respect to the unaudited results for the period discussed below are based upon management estimates and that the estimates set forth below were prepared based upon a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond Global’s control. This summary is not meant to be a comprehensive statement of Global’s unaudited financial results for the periods reflected therein and Global’s actual results may differ from these estimates. Without limiting the foregoing, Global advised Parent and the Purchaser that the tax provision and deferred tax calculation have not been fully reviewed by Global’s independent auditors or its independent tax and U.S. GAAP consultants, and therefore are even more subject to change than other amounts in the below financial information. Parent and the Purchaser have been advised that balances most likely to be impacted by changes arising from the tax provision include, but are not limited to, income tax expense, net income, earnings per share, other comprehensive income, deferred taxes, income taxes payable and retained earnings. The following financial information for Global as of and for the year ended June 30, 2011 and as of and for the nine-month period ended June 30, 2011 has been derived from and should be read in conjunction with, the unaudited financial statements and other financial information contained in the Schedule 14D-9 under Item 8. “Additional Information To Be Furnished — (c) Other material information — (9) Recent Financial Information (Unaudited)”. More comprehensive financial information is included in the Schedule 14D-9 and the following summary is qualified in its entirety by reference to the financial information set forth in Item 8. “Additional Information To Be Furnished — (c) Other material information — (9) Recent Financial Information (Unaudited)” of the Schedule 14D-9 and such information is incorporated by reference herein to this Offer to Purchase.

Summarized Financial Information (Unaudited)

	(numbers in thousands except share and per share data)
Income Statement for the	Three months ending June 30, 2011	Three months ending June 30, 2010	Year ended June 30, 2011	Year ended June 30, 2010
Revenues	$33,499	$23,241	$117,401	$93,335
Operating expenses (exclusive of depreciation and amortization expense shown separately below)	20,497	15,581	73,693	63,266
Selling, general and administrative expenses	7,312	5,225	25,414	21,038
Depreciation and amortization	1,553	1,416	5,975	5,326
Net operating income	4,137	1,019	12,319	3,705
Interest expense	—	—	—	15
Other (income)	(411)	(213)	(1,327)	(967)
Net income (loss) before taxes	4,449	1,232	13,508	4,625
Net income (loss)	3,820	356	8,716	627
Net income (loss) per common share
Basic	0.21	0.02	0.48	0.03
Diluted	$0.20	$0.02	$0.46	$0.03

Balance Sheet	As of June 30, 2011	As of March 31, 2011	As of June 30, 2010
Cash and cash equivalents	$41,655	$36,972	$19,564
Current assets	71,208	61,423	40,582
Noncurrent assets	22,067	23,429	24,506
Total assets	93,275	84,852	65,088
Current liabilities	21,916	18,000	13,825
Noncurrent liabilities	4,100	3,503	3,096
Total liabilities	26,016	21,503	16,921
Stockholders’ equity	67,259	63,349	48,167

The above summarized financial information, as of June 30, 2011, was prepared by employees of Global without the assistance of any member of the Purchaser Group or any of their affiliates. Such summary is not being included in this Offer to Purchase to influence any shareholder’s decision whether to tender Shares in the Offer, but because this information was made available by Global to the Purchaser Group.

Certain Projections. To our knowledge, Global does not as a matter of course make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Parent and the Purchaser conducted a due diligence review of Global, and in connection with this review Parent and the Purchaser received certain non-public information concerning Global, including certain forward-looking information concerning Global’s anticipated operating performance. In June 2011, Global’s management provided the Purchaser Group a financial forecast through fiscal year 2016 (the “Projections”), which is summarized below. Global has advised Parent and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that Global has not as a matter of course made public any projections as to future performance or earnings.

	(numbers in thousands)
	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016
Revenue(*)
Australia	$69,717	$78,089	$83,555	$89,404	$95,662	$101,401
Canada	15,009	19,679	24,598	30,010	36,012	43,215
U.K.	32,562	31,184	32,591	34,761	36,962	39,273

Alert	—	1,493	3,673	5,949	9,140	12,910
Corporate	—	—	—	—	—	—

Total	$117,288	$130,445	$144,417	$160,124	$177,776	$196,799
Adjusted Operating Income(*)(**)
Australia	$20,858	$23,277	$26,267	$29,124	$32,214	$34,749
Canada	179	3,525	5,901	9,073	12,268	15,547
U.K.	3,341	2,950	3,401	4,004	4,397	4,793

Alert	(1,168)	(999)	(511)	464	1,994	3,824
Corporate	(5,084)	(5,740)	(6,114)	(6,496)	(6,884)	(7,296)

Total	$18,126	$23,013	$28,943	$36,169	$43,989	$51,617
Net Operating Income	$12,172	$17,262	$23,781	$31,236	$38,866	$46,306
Net Income	$7,243	$11,728	$16,357	$22,364	$28,484	$31,030
Free Cash Flow(***)	$12,507	$17,719	$21,933	$27,883	$34,360	$37,274

(*)	Information provided on a by-geographic segment basis, consistent with Global’s past practice with respect to the presentation of Global’s revenue and adjusted operating income in the quarterly announcements of Global’s financial condition and results of operations.
(**)	Adjusted Operating Income means Global’s consolidated earnings before interest, taxes, depreciation, amortization, and other (income) expense. In addition, corporate overhead charged to the operating companies is excluded from Adjusted Operating Income and included in Corporate for purposes of this report. These calculations are measures that management uses in managing Global’s business.
(***)	Free Cash Flow is defined as net income plus depreciation and amortization and non-cash compensation less capital expenditures.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Projections were prepared by employees of Global without the assistance of any member of the Purchaser Group or any of their affiliates. The summary of the Projections is not being included in this Offer to Purchase to influence any shareholder’s decision whether to tender Shares in the Offer, but because this information was made available by Global to the Purchaser Group. The Purchaser Group did not rely on the Projections for purposes of their due diligence investigation or in determining the Offer Price.

Global has advised us that these Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Global. Important factors that may affect actual results and results of Global’s operations, or could lead to the Projections not being achieved include, but are not limited to Global’s inability to compete successfully with current or future competitors within its industry; Global’s inability to retain members of its executive management or other key employees; the termination or impairment of Global’s relationships with key network affiliates; the termination or impairment of Global’s advertiser relationships; Global’s inability to manage its growth effectively; Global’s ability to expand successfully into additional international markets; the effect on Global’s financial performance of fluctuations in foreign currency exchange rates and results of any hedging transactions; the availability to Global of additional financing, if required; the occurrence of unforeseen litigation; and other factors that are more fully described in the “Risk Factors” section of Global’s annual report on Form 10-K for the year ended June 30, 2010, as filed with the SEC. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which Global operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Global and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that any member of the Purchaser Group, Global, or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. No member of the Purchaser Group, Global or any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. No member of the Purchaser Group or Global or any of their respective affiliates intends to make publicly available an update or other revisions to the Projections. No member of the Purchaser Group, Global or any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Global compared to the information contained in the Projections or that the Projections will be achieved. Global has made no representation to any member of the Purchaser Group or any of their respective affiliates concerning the Projections.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Global’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Global’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 are not applicable to any forward looking statements made in connection with the Offer.

Shareholders are cautioned not to place undue reliance on the Projections included in this Offer to Purchase.

9.	Certain Information Concerning Parent, U.S. Parent and the Purchaser

Parent, U.S. Parent and the Purchaser. The Purchaser is a Nevada corporation that was recently formed for the purpose of effecting the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of U.S. Parent. The Purchaser’s legal name as specified in its articles of incorporation is GTCR Gridlock Acquisition Sub, Inc. U.S. Parent is a Delaware corporation that was recently formed for the purpose of effecting the transactions contemplated by the Merger Agreement. U.S. Parent is a wholly-owned subsidiary of GTCR Gridlock Holdings

(Luxembourg) S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Gridlock Luxembourg”), and Gridlock Luxembourg is a wholly-owned subsidiary of Parent. U.S. Parent’s legal name as specified in its certificate of incorporation is GTCR Gridlock Holdings, Inc. Parent is a Cayman Islands exempted limited partnership. Parent was recently formed for the purpose of effecting the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Parent’s legal name as specified in its agreement of exempted limited partnership is GTCR Gridlock Holdings (Cayman), L.P.

Each of the Purchaser, U.S. Parent and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the Financing in connection with the Offer and the Merger. Upon the completion of the Merger, the Purchaser will cease to exist and Global will continue as the surviving corporation. Until immediately before the time the Purchaser accepts Shares tendered in the Offer for purchase, it is not anticipated that the Purchaser, U.S. Parent or Parent will have any significant assets or liabilities or engage in any activities other than those incidental to the transactions contemplated by the Merger Agreement.

Parent is controlled by GTCR Gridlock Partners, Ltd., a Cayman Islands limited company (“Gridlock Partners”), by virtue of it being the general partner of Parent. Gridlock Partners is controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company (“Investment X AIV”), by virtue of it being the sole stockholder of Gridlock Partners. GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”) and GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Fund X/A AIV, the “Fund X AIVs”), hold substantially all the limited partnership interests in Parent. The Fund X AIVs are controlled by GTCR Partners X/A&C AIV LP, a Cayman Islands exempted limited partnership (“Partners X AIV”), by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV. Gridlock Partners, the Fund X AIVs, Partners X AIV and Investment X AIV are referred to herein individually as “Sponsor” and collectively as the “Sponsors.”

Information with respect to each Sponsor is given solely by such Sponsor, and no Sponsor assumes responsibility for the accuracy or completeness of information by another Sponsor. The principal business of each Sponsor, including Partners X AIV as the general partner of each of the Fund X AIVs and Investment X AIV as the general partner of Partner X AIV, is to manage and make equity investments in business organizations. We refer to the Purchaser, U.S. Parent, Parent, Gridlock Luxembourg and the Sponsors collectively as the “Purchaser Group.”

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, U.S. Parent, Parent and the Sponsors are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) none of the members of the Purchaser Group, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Parent, U.S. Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Global and (ii) none of Parent, U.S. Parent or the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Global during the past 60 days.

Except as set forth in this Offer to Purchase, none of the members of the Purchaser Group, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Global or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Parent or any of its subsidiaries (including U.S. Parent and the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Global or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the members of the Purchaser Group or, to the best knowledge of the Purchaser and Parent, the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Purchaser Group nor, to the best knowledge of the Purchaser and Parent, the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Purchaser and the other members of the Purchaser Group have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of dissenter’s rights, see “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3.”

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $267 million plus any related transaction fees and expenses. The Purchaser anticipates funding these payments with committed financing as described in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Commitment” and, with respect to payments subsequent to the completion of the Merger, cash on hand at Global. Funding of the financing is subject to the satisfaction of the conditions set forth in the Commitment Letter. Pursuant to the Merger Agreement, Parent and the Purchaser are permitted to replace all or a portion of the financing commitments with new financing commitments, provided no such replacement financing shall reduce the amount of Fund X/A AIV’s Commitment. Fund X/A AIV has advised Global that it intends to assign a portion of the Commitment to Fund X/C AIV and another affiliated investment fund. Parent and the Purchaser have no alternative financing arrangements or alternative financing plans in the event the committed financing described in “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Commitment” is not available.

For a description of the Commitment Letter, see “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Commitment.”

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser, U.S. Parent and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date, including the Majority of the Minority Condition;

•	any regulatory approval or consent that may be required under Australia’s Foreign Acquisitions and Takeovers Act 1975 of Australia and Australia’s Foreign Investment Policy (“Required Governmental

Approval”) shall not have been obtained or any waiting period (or extension thereof) shall not have lapsed or been made either unconditionally or on terms reasonably satisfactory to the Purchaser at or prior to the Expiration Date (which we refer to as the “Governmental Approvals Condition”);

•

at the Expiration Date, there shall be pending any suit, action or proceeding by any governmental entity of competent jurisdiction against Parent, U.S. Parent, the Purchaser, Global or any of Global’s subsidiaries or otherwise in connection with the Offer, the Top-Up Option or the Merger seeking to:

•	make illegal, restrain, prohibit or delay the making or consummation of the Offer, the Top-Up Option or the Merger;

•

make illegal, restrain or prohibit the ownership or operation by Parent, Global or any of their respective subsidiaries, of all or any portion of the businesses or assets of Parent, Global or any of their respective subsidiaries as a result of or in connection with the Offer, the Top-Up Option, or the Merger; or

•

make illegal, restrain, prohibit or impose material limitations on the ability of Parent, U.S. Parent or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer, upon the exercise of the Top-Up Option or otherwise in the Merger.

•

at the Expiration Date, there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Top-Up Option or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods with respect to the Required Governmental Approval, that:

•

would, in the reasonable judgment of Parent and the Purchaser, individually or in the aggregate, result in any of the consequences referred to in any of the sub-paragraphs of the immediately preceding bullet-point;

•	has the effect of making the Offer, the Top-Up Option or the Merger illegal or otherwise prohibiting the consummation of the Offer, the Top-Up Option or the Merger; or

•	would, in the reasonable judgment of Parent and the Purchaser, require a review or waiting period by or on behalf of a governmental entity;

•

any representation or warranty of Global contained in Section 3.2 (relating to its capitalization) or Section 3.3 (relating to authorization, validity and corporate action regarding the Merger Agreement) of the Merger Agreement shall not be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date, with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such specific date or time;

•

the representations and warranties of Global contained in the last sentence of Section 3.7(a) (relating to its financial statements) of the Merger Agreement shall not be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date, with the same force and effect as if made on and as of such date, except where such failure to be true and correct has not, and would not be reasonably expected to, result in a restatement of Global’s financial statements or the withdrawal by Global’s independent public accountant of its audit opinion with respect to such financial statements;

•

except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect, any representation or warranty of Global contained in the Merger Agreement, other than representations and warranties referenced in the two immediately preceding bullet-points (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such specific date or time;

•

Global shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date, and such breach or failure shall not have been cured;

•

since the date of the Merger Agreement, any facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to Global, Parent or the Purchaser, or any worsening thereof, and which has had or would reasonably be expected to have, individually or in the aggregate with all other such facts, changes, events, developments or circumstances, a material adverse effect on Global and its subsidiaries, taken as a whole;

•

Global shall have failed to deliver a certificate of Global, executed by Global’s Chief Executive Officer and Chief Financial Officer, dated as of the Expiration Date, to the effect that the conditions set forth in the fifth, sixth, seventh and eighth bullet points above have not occurred; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer and in their sole discretion, in each case subject to the provisions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

12.	Certain Legal Matters

Except as described in this Section 12, based on information provided by Global, none of Global, the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of Global that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “— Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Global’s business or that certain parts of Global’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See “The Offer — Section 11. Conditions of the Offer.”

Takeover Statutes.

Global is incorporated under the laws of the State of Nevada. Nevada’s corporate statutes include the “combinations with interested stockholders” statutes found in NRS 78.411 through 78.444, inclusive, and the “acquisition of controlling interest” statutes found in NRS 78.378 through 78.3793, inclusive (together, the

“Nevada Takeover Provisions”), which impose restrictions upon and limitations in connection with various business combinations or stock acquisitions involving certain Nevada corporations. The foregoing description is not complete and is qualified in its entirety by reference to the specific provisions of the Nevada Takeover Provisions. Global has informed Parent and the Purchaser, and Global has represented and warranted to Parent and the Purchaser in the Merger Agreement, that the Nevada Takeover Provisions are not applicable to Global and that no other similar state takeover statute is applicable to the Offer, the Restructuring Transactions, the exercise of the Top-Up Option, the Merger or any other transaction contemplated by the Merger Agreement.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Regulatory Approvals

Parent and the Purchaser have reviewed applicable antitrust or competition laws relevant to the Offer, the Restructuring Transactions and the Merger, including such laws in the United States, Australia, Canada and the U.K. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of Global’s business, Parent and the Purchaser believe that the Offer, the Restructuring Transactions and the Merger can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer, the Restructuring Transactions or the Merger, other than as described below.

Australia. Under Australia’s Foreign Acquisitions and Takeovers Act of 1975 and Australia’s Foreign Investment Policy, an acquirer is required by Australian government policy to notify the Foreign Investment Review Board (“FIRB”) of a proposed acquisition if, among other things, it involves the acquisition by a foreign corporation of another foreign corporation whose Australian subsidiaries or gross assets exceed certain monetary thresholds. FIRB will consider the proposed acquisition and make a recommendation to the Treasurer of Australia (the “Treasurer”). The Treasurer may make an order prohibiting the proposed acquisition if it is considered to be “contrary to the national interest.” The proposed acquisition may proceed if the Treasurer advises that he does not object to the proposed acquisition, or if a period of 40 days (or longer if extended prior to the expiration of that period) elapses from the date on which the acquirer lodged the notice.

13.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained Wells Fargo Bank, N.A. to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The following table is an estimate of fees and expenses to be incurred by the Purchaser Group in connection with the Offer:

Filing Fees	$32,888
Depositary and Paying Agent Fees	$9,000
Information Agent	$30,000
Legal, Printing and Mailing and Other Miscellaneous Fees and Expenses	$2,750,000
Other Professional Fees and Expenses	$1,875,000

Total	$4,696,888

In addition, Global will incur its own fees and expenses in connection with the Offer.

14.	Legal Proceedings

As of the date of this Offer to Purchase, neither the Purchaser nor Parent is aware of any material pending legal proceeding relating to the Offer or the Merger.

15.	Miscellaneous

We are making the Offer to all holders of Shares other than Global. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act and, together with Global, other members of the Purchaser Group and Mr. Yde, a Transaction Statement on Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Global has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in “The Offer — Section 8. Certain Information Concerning Global” and “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser.”

GTCR Gridlock Acquisition Sub, Inc.

August 9, 2011

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER GROUP

1. GTCR Gridlock Acquisition Sub, Inc. (the “Purchaser”), GTCR Gridlock Holdings, Inc. (U.S. Parent) and GTCR Gridlock Holdings (Cayman), L.P. (“Parent”)

Parent is controlled by GTCR Gridlock Partners, Ltd., a Cayman Islands limited company (“Gridlock Partners”), by virtue of it being the general partner of Parent. Gridlock Partners is controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company (“Investment X AIV”), by virtue of it being the sole stockholder of Gridlock Partners. GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”) and GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Fund X/A AIV, the “Fund X AIVs”)), hold substantially all the limited partnership interests in Parent. The Fund X AIVs are controlled by GTCR Partners X/A&C AIV LP, a Cayman Islands exempted limited partnership (“Partners X AIV”), by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser and U.S. Parent are set forth below. Parent is controlled by its general partner, Gridlock Partners, and has no officers or directors. The business address and phone number of each such director and executive officer is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors and executive officers listed below are citizens of the United States.

Name and Position	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Philip A. Canfield, Director	Principal of GTCR LLC
Mark M. Anderson, President and Director	Principal of GTCR LLC
Lawrence C. Fey IV, Vice President and Director	Vice President of GTCR LLC
Christian B. McGrath, Vice President and Secretary	General Counsel of GTCR LLC*
Jeffrey S. Wright, Treasurer	Associate General Counsel of GTCR LLC**

*	Prior to October 15, 2007, Mr. McGrath was Chief Counsel-Foodservice of Sara Lee Corporation.
**	Prior to October 17, 2010, Mr. Wright was an Attorney at Winston & Strawn LLP

2. Gridlock Partners

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of GTCR Gridlock Partners, Ltd. are set forth below. The sole shareholder of Gridlock Partners is GTCR Investment X AIV Ltd. The business address and phone number of each such director is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors listed below are citizens of the United States.

Name and Position	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Philip A. Canfield, Director	Principal of GTCR LLC
Mark M. Anderson, Director and President	Principal of GTCR LLC
Lawrence C. Fey IV, Director and Vice President	Vice President of GTCR LLC
Christian B. McGrath, Vice President and Secretary	General Counsel of GTCR LLC*
Jeffrey S. Wright, Treasurer	Associate General Counsel of GTCR LLC**

*	Prior to October 15, 2007, Mr. McGrath was Chief Counsel-Foodservice of Sara Lee Corporation.
**	Prior to October 17, 2010, Mr. Wright was an Attorney at Winston & Strawn LLP

3. Investment X AIV

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Investment X AIV are set forth below. The business address and phone number of each such director and executive officer is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All directors and executive officers listed below are citizens of the United States.

Name and Position	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Philip A. Canfield, Director and Proper Officer	Principal of GTCR LLC
Mark M. Anderson, Director and Proper Officer	Principal of GTCR LLC
Lawrence C. Fey IV, Director and Vice President	Vice President of GTCR LLC
Craig A. Bondy, Proper Officer	Principal of GTCR LLC
David A. Donnini, Proper Officer	Principal of GTCR LLC
David S. Katz, Proper Officer	Principal of GTCR LLC
Constantine S. Mihas, Proper Officer	Principal of GTCR LLC
Collin E. Roche, Proper Officer	Principal of GTCR LLC
Anna May L. Trala, Appointed Officer	Chief Financial Officer of GTCR LLC
Christian B. McGrath, Appointed Officer	General Counsel of GTCR LLC*

*	Prior to October 15, 2007, Mr. McGrath was Chief Counsel-Foodservice of Sara Lee Corporation.

4. Fund X AIVs

GTCR Partners X/A&C AIV LP is the general partner of GTCR Fund X/A AIV LP and GTCR Fund X/C AIV LP. GTCR Investment X AIV Ltd. is the general partner of GTCR Partners X/A&C AIV LP. GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP and GTCR Partners X/A&C AIV LP have no officers or directors.

5. Gridlock Luxembourg

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managers of GTCR Gridlock Holdings (Luxembourg) S.a.r.l. are set forth below. GTCR Gridlock Holdings (Luxembourg) S.a.r.l. has no officers. The business address and phone number of the Class A managers is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, (312) 382-2200. All Class A managers listed below are citizens of the United States. The business address and phone number of the Class B managers is 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, +352 42 22 29-1. Messrs. Hemelraad and Avis are citizens of the Netherlands. Ms. Strelen is a citizen of Germany. Mr. Rits is a citizen of Belgium.

Class A Managers

Name	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Mark M. Anderson	Principal of GTCR LLC
Lawrence C. Fey IV	Vice President of GTCR LLC
Christian B. McGrath	General Counsel of GTCR LLC*

*	Prior to October 15, 2007, Mr. McGrath was Chief Counsel-Foodservice of Sara Lee Corporation.

Class B Managers

Name	Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ivo Hemelraad	Managing Director Vistra (Luxembourg) S.a.r.l.
Virginia Strelen	Team Leader North America, Ireland & Israel Vistra (Luxembourg) S.a.r.l.
Wim Rits	Director Vistra (Luxembourg) S.a.r.l.
Pieter Cornelis Jan (Kees-Jan) Avis	Relationship Manager Vistra (Luxembourg) S.a.r.l.; prior to April 2007, Mr. Avis was Account Manager at ANT Trust & Corporate Services N.V. (Amsterdam, The Netherlands)

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Global or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Wells Fargo Bank, N.A.

By Hand:	By Overnight Courier:	By Mail:
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854

By Facsimile Transmission (for Eligible Institutions Only): (866) 734-9952 (fax) Confirm by Telephone: (800) 468-9716 (phone)

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com